UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Filed at
Washington D. C.

04042704

FORM 1-A



REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Original Date Filed:

Date Filed: 24-10099

File No:

**A T.REALTY, INC.**
(exact name of issuer as specified in it's charter)

**COLORADO**
(state or other jurisdiction of incorporation or organization)

**3631 East 7th Avenue Parkway, Denver, Colorado 80206**
**(303) 388-7752**
(Address including zip code, and telephone number, including area code of Issuer's)
(principal executive offices)

**Ronald S. Tucker, 3631 East 7th Avenue Parkway, Denver, Colorado 80206**
**(303) 388-7752**
(Name, Address, including zip code and telephone number, including are code)
(of agent for service)

**6744** **26-0089466**
(Primary Standard industrial Classification Code Number, IRS Employer Identification Number)

***This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.***



KFW 9-8-04

## PART I - NOTIFICATION

### ITEM 1. Significant Parties

(a)(b) The Issuers directors and officers are as follows:

Name

Ronald S. Tucker, Director, Chief Executive Officer, Chief Financial Officer

| Business | Residential |
|---|---|
| 79860 Tangelo | 79860 Tangelo |
| La Quinta, CA 92253 | La Quinta, CA 92253 |

Malcolm Crawford, Director, General Counsel

| Business | Residential |
|---|---|
| 3631 East 7th Avenue Parkway | 3631 East 7th Avenue Parkway |
| Denver, Colorado 80206 | Denver, Colorado 80206 |



Leticia I. Tucker, Director, Secretary

| Business | Residential |
|---|---|
| 79860 Tangelo | 79860 Tangelo |
| La Quinta, CA 92253 | La Quinta, CA 92253 |

(c) There are no general partners

(d) The following are of record and beneficial owners of 5% or more of the issuer's common stock issued and outstanding at the time of filing.

Tensleep Corporation., a Colorado corporation (OTC) "TENS" a Colorado Corporation

(e) The beneficial owners of five percent or more of any class of the issuer's equity securities.

Tensleep Corporation, Inc., a Colorado corporation

(f) The promoters of the issuer are:

Ronald S. Tucker

(g) Affiliates of the Issuer.

Tensleep Corporation, a Colorado corporation
Tensleep Technologies, Inc., a Colorado corporation
Tensleep Wireless, Inc., a Colorado corporation
R Tucker & Associates, Inc, a Colorado corporation

(h) Counsel to the Issuer with respect to the proposed offering:

Malcolm Crawford
3631 East 7th Avenue Parkway
Denver, Colorado 80206

(i) The underwriter with respect to the proposed offering: Not Applicable.

(j) The underwriters directors: Not Applicable.

(k) The underwriter's officers: Not Applicable.

(l) The underwriter's general partners: Not Applicable.

(m) Counsel to the underwriter: Not Applicable.

**ITEM 2.** **Application of Rule 262**

(a) There are no disqualifications pursuant to Rule 262

(b) Not applicable.

**ITEM 3.** **Affiliate Sales**

No part of the proposed offer involves the resale of securities nor has the Issuer had a net income from operations of the character in which the Issuer intends to engage since its formation.

**ITEM 4.** The Offering will be made initially in Colorado by our officers and directors.

**ITEM 5.** **Unregistered Securities Issued and Sold Within One Year**

(a) The following unregistered securities were issued within one year prior to filing of this Form 1-A.

(1) **Name of Issuer**: A T Realty, a Colorado corporation.

(2) **Title and Amount of Securities Issued:** 2,000,000 options to purchase our Common Stock at $.25 per share for a total of $500,000; exercisable by December 31, 2006 all prices were arbitrarily determined by our directors.

R Tucker & Associates, Inc., is a corporate financial consulting firm with the principal shareholders being Ronald S. Tucker and Leticia I. Tucker, who are also officers and directors of the Issuer. R Tucker & Associates, Inc., is a private company.

(3) **Aggregate offering price and basis of Computation:** $20,000 for the 2,000,000 shares of common stock underlying the options, which may be exercised at $.25 per share for a total of $500,000. The options may be exercised prior to December 31, 2006, unless extended by the Company with the payment of $0.01 per option for an additional year. The price of the options and the exercise price of the common stock were determined arbitrarily and by negotiation.

The issuer is qualifying the underlying shares of these options under this qualifying statement, pursuant to Rule 415, as provided for under Rule 251(d)(3) of the Securities Act of 1933, as amended.

(4) The names and identities of the persons to whom the securities were issued are:

R Tucker & Associates, Inc., a Colorado corporation

(b) Sales of unregistered securities.

Not Applicable.

(c) Indicate the section of Securities Act or Commission rule or regulation relied upon for exemption from registration requirements.

(1) Issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and are "restricted" pursuant to Rule 144.

**ITEM 6.** **Other Present or Proposed Offerings**

None

**ITEM 7.** **Marketing Arrangements**

None

**ITEM 8.** **Relationship with Issuer of Experts Name in Offering Statements.**

Not Applicable.

**ITEM 9.** **Use of a Solicitation of Interest Document**

Not applicable.

**A T Realty, Inc.**

**CROSS REFERENCE SHEET**

| Item in Form 1-A | | Location in Prospectus |
|---|---|---|
| 1. | Cover Page of Offering Circular | Cover Page of Offering Circular |
| 2. | Distribution Spread | Front Cover Page |
| 3. | Summary Information and Risk Factors and Dilution | Summary; Risk Factors; Dilution |
| 4. | Plan of Distribution | Plan of Distribution |
| 5. | Use of Proceeds | Use of Proceeds |
| 6. | Determination of Offering Price | Risk Factors; Offering Price |
| 7. | Description of Business | Business |
| 8. | Description of property | Business - Facilities |
| 9. | Directors, Executive Officers and Significant Employees | Management |
| 10. | Remuneration of Directors and Officers | Management - Compensation. |
| 11. | Security Ownership of Certain Beneficial owners and Beneficial Ownership | Management |
| 12. | Interest of Management and Others in Certain Transactions | Management - Transactions with Management |
| 13. | Securities Being Offered | Description of Capital Stock |

**PART II**

Preliminary Offering Circular dated ____________, 2004

**A T REALTY, INC.**

**$ 1,500,000**

**30,000 INVESTMENT UNITS**
**100 Units Minimum Purchase**

**A T Realty, Inc**. a Colorado corporation, is a specialty finance company and its temporary principal address is 3631 East 7th Avenue Parkway, Denver, Colorado, 80206, phone number (303) 388-7752.

Our officers and directors are offering 30,000 Investment Units at $50.00 per Unit (minimum purchase of 100 Units). Each Unit consists of (1) 100 shares of the one Common Stock, 100 Class A Warrants to purchase 100 shares of Common Stock at $0.45 per share, and 100 Class B Warrants to purchase 100 shares of Common Stock at $0.50 per share. The expiration date of the Class A Warrant is December 31, 2006 and December 31, 2007 for the Class B Warrant. The offering will end on or before March 31, 2005.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED THEREUNDER ARE EXEMPT FROM REGISTRATION.

| | Units | Price to Public[1] | Commissions[2] | Company Proceeds[3] |
|---|---|---|---|---|
| Per Unit | 1 | $ 5,000 | $ 500 | $4,500 |
| Maximum | 30,000 | $1,500,000 | $150,000[4] | $1,350,000 |

1 The securities are offered for cash and/or non-cash consideration.

2 The offering is being made by our Officers & Directors for which they will receive no remuneration . A commission of 10% may be paid to members of the National Association of Securities Dealers, Inc. ("NASD") for cash sales made by member broker-dealers. A three percent (3%) Due Diligence fee may be paid to selected NASD members in their capacity as Selling Agents.

3 Before deducting the Company's registration and distribution expenses estimated at $50,000.

4

Approximate Offering Commencement Date:___________, 2004.

## SUMMARY

*The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and notes thereto, appearing elsewhere in this Prospectus.*

**Company**

We are a Specialty Finance Company that aids selected emerging growth companies by assisting and arranging for capital and to provide consultants and management, in return for a negotiated equity and consulting fees.

We have entered into an arms length agreement with Tensleep Corporation to acquire all the rights, title and ownership interests in a Limited Partnership interest in a Texas limited partnership for a purchase price of $1,157,966, in the form of a promissory note. Tensleep Corporation is to receive 20,000 Units from this offering in cancellation of the $1,000,000 of this debt indebtedness. No commission is to be paid on the issuance of the Units to Tensleep Corporation. These Units issued to Tensleep Corporation are in addition to the 1,000,000 shares previously issued to Tensleep Corporation for the organization al expenses of establishing the Company.

**Report To Investors**

The Company will furnish annual reports to its shareholders which include audited or unaudited financial statements. The Company will prepare unaudited quarterly financial statements and periodic progress reports to shareholders upon request. The Company is not a reporting company under the Exchange Act of 1934, as amended. The Company's Common Stock is not currently listed on any quotation service.

**The Offering**

| | |
|---|---|
| **Terms** | This is a best efforts offering under Sections 3(b) of the Securities Act of 1933, as amended, (the "ACT"), being made by our officers, directors for which they will not otherwise be compensated by commissions, fees, or otherwise. Interested Broker Dealers, Members of the National Association of Securities Dealers Inc. ("NASD") may enter into a selling agreement for which we anticipate paying a cash commission of 10% of the aggregate sale and providing the NASD firm unaccountable expenses, as provided by the NASD Rules. |
| **Time Period** | The Units are being offered until sold or March 31, 2005, the first to occur. |
| **Price** | Fifty dollars ($50.00) per Unit for the 30,000 Units for an aggregate of $1,500,000, represented by cash or non-cash consideration, solely determined in value by Management in its best business judgment. |
| **Units** | Each Unit consists of 100 shares of Common Stock together with 100 Class A Warrants and 100 Class B Warrants. The exercise price for the Warrants is $.45 and $.50, respectively (cash or non-cash consideration). The expiration date is December 31, 2006 and December 31, 2007, respectively (the "Expiration Dates"), unless the Expiration Dates are extended by the Company. See OFFERING AND DISTRIBUTION |
| **Common Stock - Before Offering** | 1,000,000 shares. |
| **Common Stock - After Offering** | 4,000,000 shares. |
| **Estimated Value of Offering** | $1,500,000 upon the sale of 100% of the Units (before the exercise of the Class A and the Class B Warrant and the exercise of Options granted under our "employee incentive stock option plan." |

**Use of Proceeds** Extinguish indebtedness incurred pursuant to the acquisition of a preferred limited partnership interest, and for investment in Portfolio Companies and working capital.

**Dividends**

We do not currently anticipate paying cash or stock dividends.

**Risk Factors**

Our securities involve a high degree of risk, substantial and immediate dilution.

**Stock Pricing**

The offering price of our securities has been arbitrarily determined by our directors and bears no relationship to the assets, book value, earnings, or net worth (current or anticipated).

**Market for Common Stock**

There has been no market for our securities prior to the Offering, and no assurance can be given that any such market will develop or be maintained.

**Certain Relationships**

Investors should be aware of the following relationships: Ronald S. Tucker and Leticia I. Tucker, officers and directors of the Company are also officers, directors, and majority shareholders of R Tucker & Associates, Inc., which is the majority shareholder of Tensleep Corporation, the parent of A T Realty.

## RISK FACTORS

*In addition to the other information in this Offering Circular, prospective purchasers of the Units offered hereby should consider carefully the following factors in evaluating the Company and its business.*

**Default Risks - Commercial Loans**

The risk of default is inherent in any loan made to one of our portfolio companies.

**No Operating History**

In order to commence operations, our business has no operating history. We will be dependent upon the experience and expertise of its directors, officers and advisors to administer its day-to-day operations. We believe that its Board of Directors and advisors possess the expertise necessary to engage in its business segment. See MANAGEMENT AND MANAGEMENT OF INVESTMENTS.

**Capital Requirement**

In order to commence operations, we must raise substantial capital, and there is no assurance the Company will be able to raise that capital from this offering. If sufficient capital is not raised, we will continue its commercial loan program with what ever capital it can, if any. Our management believes that it will be able to continue its commercial loan and equity participation activities irrespective of the amount of capital raised from this offering.

**Conflicts of Interest**

We are at this time is subject to possible conflicts of interest arising from its relationship with organizations which may be affiliates. The Company's has no agreements with any affiliate to engage in any business or to render services of any kind to any other person, including investment in, or rendering advisory service to others investing in investments which meet the Company's investment policies and criteria.

Our Counsel has furnished, and in the future may furnish, legal services to possible affiliates. There is a possibility that in the future the interests of the various possible affiliated parties may become adverse as described in the Code of Professional Responsibility of the legal profession, and counsel may be precluded from representing one or all of such parties. If any situation arises in which the interests of the Company appear to be in conflict with those of its respective affiliates, additional counsel may be retained by one or more of the parties to assure that the interests of the Company are adequately protected.

**Limitations on Transferability and No Market for Securities**

The Units and the securities constituting them pursuant to this offering are not restricted, but there is no present market being made in the Common Stock, Class A Warrants or Class B Warrants of the Company. As a result, purchasers of Units may not be able to liquidate their investments in the event of an emergency. There is no guarantee a market will be made in the Common Stock or Warrants of the Company. Consequently, the purchase of the Units should only be considered as a long-term investment. Stock issued to and owned by officers, directors and affiliates are and will be restricted. State law may also restrict transferability.

**Competition**

We will compete with other larger companies with greater financial resources than the Company.

**Diversification**

To the extent possible, considering its small capital base raised from this offering, we intend to protect its capital through diversification the size and type of business segments engaged in by the Portfolio Companies. There is no assurance that the Company will raise sufficient capital to diversify sufficiently or even if the amount of capital is sufficient, that we will be able to diversify effectively.

**Lack of Portfolio Companies and Capital**

We may not be able to find qualified Portfolio Companies, or may not be able to aid the Portfolio Companies in securing sufficient capital. The Portfolio Companies may not have significant value, may not grow in value, and may never become public companies.

**Arbitrary Determination of Offering Price**

The initial public offering price of the Units has been arbitrarily determined by us and does not or will not necessarily bear any relationship to the assets, book value, earnings, or our net worth or any other recognized criteria of value. Although the factors considered in determining the offering price included the general condition of the securities market, evaluation of our products, the prospects of the industry in which the Company is engaged, and sales and other financial projections of the Company, these factors are very subjective and we make no representations as to any objectively determinable value of the Units offered hereby. There is no assurance the Units offered hereby can be resold at the offering price, if at all.

In determining the offering price, we considered its desire to (i) conduct the Offering in a manner that will achieve the widest distribution of the Common stock, (ii) provide liquidity in the Common Stock subsequent to the Offering, (iii) and comply with the minimum per share requirement of NASD. See "PLAN OF DISTRIBUTION - Stock Pricing and Number of Shares to be Issued".

**Dilution**

Investors in this Offering will experience immediate and substantial dilution in that the net tangible book value per share of the Common Stock after the offering will be substantially less than the offering price per share. See "DILUTION".

**Lack of Cash Dividends**

We have not paid any dividends on its Common Stock since our inception and do not intend to pay any cash dividends in the foreseeable future. We may in the future enter into financing arrangements that limit or prohibit the declaration or payment of any dividends. See "DIVIDEND POLICY".

**Control by existing stockholders**

Our parent company, Tensleep, will own the majority of our outstanding shares of Common Stock after this Offering. Accordingly, Tensleep will continue to be able to elect all of our directors and to determine the outcome of the corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. See "BENEFICIAL OWNERSHIP".

**Need for Additional Financing**

The proceeds of this offering are sufficient to satisfy our capital requirements for the next 12 months, but, there can be no assurance that opportunities, or changes in our operations will not result in the expenditure of such resources before such time. Thereafter, we expect that it will require additional capital. There can be no assurance that additional capital will be available on terms favorable to us, if at all. To the extent that additional capital is raised through the sale of additional equity, the issuance of such securities could result in dilution our shareholders. Moreover, our cash requirements may vary materially from those planned because of factors affecting business of its Portfolio Companies and market conditions for trading in equity securities. Insufficient capital may cause us to delay or scale back its investment program and may have other material and adverse effects on our business, financial condition and operating results. See "USE OF PROCEEDS" and "BUSINESS".

**No Escrow for Funds**

There will be no escrow of subscription funds received from the offering. The offering will close March 31, 2005, but may be closed earlier than that date, in the exercise of our discretion.

**Direct Participation Offering**

This Offering is being made on a "direct participation" basis by our officers and directors and it may use selected broker-dealers to sell the Units offered herein. See "PLAN OF DISTRIBUTION". Furthermore, we have reserved the right to close the offering prior to the sale of the 30,000 Units. There can be no assurance that all the Units will be sold. If the Offering is closed at less then all Units, there will be substantially less additional working capital available to us. The net cash proceeds from the sale of the Units if the maximum number of Units are sold will be approximately $450,000, because of the non cash sales. See "USE OF PROCEEDS".

**Lack of Revenues**

As of August 15, 2004 we have no revenues and there is no assurance that we will be able to earn revenues or sufficient revenues to sustain its operations.

**Non Cash Consideration**

There is no assurance that we will sell sufficient Units for cash to provided sufficient funds to enable us to adequately conduct its business.

We intend to sell Units of this offering for non cash consideration which will include the cancellation of a $1,000,000 indebtedness owed to Tensleep.

**Cancellation of Indebtedness**

On June 25, 2004, we entered into an agreement, negotiated by Tensleep, with a land developer for a limited partnership interest in the developer, in exchange for the developer receiving a promissory note held by Tensleep and several lots of real property, with an agreed to capital contribution value of $1,157,966. In addition, the limited partnership interest was being assigned to the Company, in exchange for an agreed to price of $1,157,966, and Tensleep agreed to accept 20,000 investment units pursuant to this Regulation A offering in cancellation of $1,000,000 indebtedness represented in the $1,157,966 promissory note. The limited partnership interest is to have a preferential return of the contribution, before the other limited partners.

**Possible Effect of "Penny Stock" Rules on Liquidity**

Our securities may become subject to certain rules and regulations promulgated by the Securities and Exchange Commission ("Commission") pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rules") which impose strict sales practice requirements on broker/dealers which sell such securities to persons other than established customers and certain "accredited investors." For transactions covered by the Penny Stock Rules, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent for the transaction prior to sale. Consequently, such rule may affect the ability of broker/dealers to sell the securities and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

The Penny Stock rules generally define a "penny stock" to be any security not listed on an exchange or not authorized for quotation on the Nasdaq Stock Market and has a market price (as therein defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions by broker/dealers involving a penny stock (unless exempt), the rules require delivery, prior to a transaction in a penny stock, of a disclosure document relating to the market for the penny stocks. Disclosure is also required to be made about compensation payable to both the broker/dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stocks.

The foregoing penny stock restrictions will not apply to the Company's securities if such securities are listed on an exchange or quoted on the Nasdaq Stock Market and have certain price and volume information provided on a current and continuing basis or if the Company meets certain minimum net tangible asset or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the Penny Stock Rules. In any event, even if the Company's securities were exempt from the Penny Stock Rules, they would remain subject to Section 15(b)(6) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker/dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely affected.

**Directors Able to Issue Blank Check Preferred Stock**

The Company's Articles of Incorporation provide the Directors with the ability to establish one or more series of preferred stock with any rights preferences and privileges which the directors of the Company deem proper in the exercise of their reasonable judgment without the authority or approval of the Company's shareholders. The board of directors may establish one or more series of preferred shares with preferences that may reduce the value of the common stock of the Company. At the current time the Company and its board of directors have no plans or intentions of issuing any preferred stock.

**Change in Market Conditions and Securities Regulation**

The stock market conditions may change and the Securities Exchange Commission and the State Regulators may change the regulations in a manner that makes it unfeasible to arrange for public offerings for Portfolio Companies.

## INVESTMENT CONSIDERATIONS

This Prospectus contains certain Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933. When used herein, the words *"anticipate," "feel," "believe," "estimate," "expect," "Plan,"* and *"intend"* and similar expressions, reflect the current view of Management concerning future events and are subject to substantial risks and uncertainties.

## HISTORY AND BUSINESS

We were incorporated in the State of Colorado on June 28, 2002 and are a wholly owned subsidiary of Tensleep Corporation (OTC: TENS) ("Tensleep") who is a record and beneficial owner of 1,000,000 shares of our common stock representing 100% of the issued and outstanding securities. Prior to July 2004, the Company conducted no significant operations. On July 28, 2004 we entered into an agreement with Tensleep to acquire all the rights, title and ownership interests equal to 19.8% in a Texas limited partnership. The property consists of 600 acres, which is proposed to be sold as residential lots. We issued Tensleep a Promissory Note of $1,157,966. Simultaneously with the commencement of this offering, we will issue Tensleep 20,000 Units for the cancellation of $1,000,000 of this debt. No commissions or fees were paid in connection with this transaction. In addition, we issued 1,000,000 of our common stock for an ascribed value of $10,000 for their assistance in the organization of A T Realty, Inc. In addition, at the organizational meeting of the directors on July 28, 2004, we issued 2,000,000 Options to R. Tucker & Associates, Inc. These Options are exercisable at $.25 per share, expiring December 31, 2006. R. Tucker & Associates paid $20,000 for these Options in the form of a promissory note due and payable March 31, 2005.

The executive officers are 3631 East 7th Avenue Parkway, Denver, Colorado 80206, telephone (303) 388-7752. The accounting and financial offices are located at 9860 Tangelo Street, La Quinta, CA 92253, telephone (760) 771-0036.

## Management's Discussion of Business

Although we were incorporated in the year 2002, we have only initiated our business plan in July 2004 to become what is known in the industry as a "*Specialty Financial Company*", whose purpose is to assist selected, emerging growth entities (our "*Portfolio companies*"). Through our management, or that of the management of one of our affiliated entities, we will provide and/or arrange for merchant banking and investment banking services, strategic business planning, management consulting, and negotiations for strategic partnerships with synergistic entities. As is the recognized practice with established and highly competitive companies in this business segment, we anticipate being compensated by receiving Management/Consulting fees, Cash Retainers and Equity in the form of stock and/or options in each of our Portfolio Companies.

### Commercial Loans

To the extent our capital permits we seek private and/or public emerging growth companies which require financing not provided by financial institutions. We will enter into a strategic relationship with the Portfolio Company and funds a Commercial Loan to fund a capital finance program. We or an affiliate develop the program, and may contract with the Portfolio Company to provide management; operation, acquisition and disposition assistance, and other corporate financial services; however, the Commercial Loan is independent of those financial services. We have established certain criteria for these obligations, and sets up, administers, and maintains appropriate policies and procedures. We will be attempting to diversify Portfolio Companies by size, industries, type of product, location, public and/or private. We will seek referrals from accountants, attorneys, banks and others. We will consider financing those Portfolio Companies with potential, aggressive management and a business foundation. Generally, start up Portfolio Companies are not considered, except if the Portfolio Company is a spin off or affiliated with one or more existing companies.

### Underwriting Standards

All Commercial Loans are by written agreement between our management and the Portfolio Company if the Portfolio Company is approved according to the established underwriting standards. Third parties wishing to arrange financing for a customer will arrange a meeting with our officers at the Portfolio Company's offices. The purpose of the meeting is to become acquainted with the Portfolio Company's management, physical layout, and business and to gather information.

The Commercial Loan must meet the requirements and standards approved by the our Management. When possible, the obligations are secured with tangible or intangible assets of value. At the first meeting with the Portfolio Company, we will secure general information about the Portfolio Company, asks for its financial statements, product information and business plan. The purpose of the Commercial Loan is to give the Portfolio Company money to cover the costs of raising capital for the Portfolio Companies business operations. We will obtain and evaluate a credit report on the Portfolio Company.

The Commercial Loan amount is based, in part, on the size of the Portfolio Company's business in relation to its total sales, working capital position, and debt structure. In any event, the loan amount should not exceed one hundred thousand ($100,000) to two hundred thousand ($200,000) dollars. The loan term will not exceed one year and it will bear a competitive rate of interest payable monthly. Besides interest we will receive an equity participation in stock and/or options to purchase stock in the Portfolio Company. Though the term of the Commercial Loan is one year, Portfolio Companies will pay it off from the net proceeds from any private or public offering of the Portfolio Company's securities.

### Pooling

The Company does not currently pool, sell or securitize its Commercial Loans. It may do so if pooling and securitization is feasible, if at all. The Company does not plan to sell the Commercial Loans at this time, but may do so in the future.

**Servicing**

We will arrange for the servicing of all Commercial Loans and collect all payments from the borrowers.

**Loss & Delinquencies**

A Commercial Loan is considered delinquent if any payment of interest is past due 30 days or more. Delinquent Commercial Loans are, generally, subject to acceleration and collection on any security when any payment is past due 90 days or more.

Our officers, or service provider, generates cyclical delinquency reports on the 15th of the month. It uses the reports with collection cards established and maintained by us or our service provider to control delinquencies. We may handle defaulted collections using a collection company. We plan to maintain an on-line computer system or computer link with the service provider to allow determination of when the payments are made.

**Regulation**

Although we believe that its operations in making the Commercial Loans may not be subject to supervision by state authorities, it is possible that the state authorities which may require us to be licensed to conduct its Commercial Loan business.

**Alternatives**

We recognize that making Commercial Loans is cyclical, and similar to any other financial industry segment. Therefore, we reserve the right to consider, develop and implement investment criteria and investment policies in other financing industry segments where we believe we could provide niche financing and obtain better interest rates or return on investment.

**INVESTMENT OBJECTIVES AND STRATEGIES**

Although there can be no assurance of success, our objective is to provide our shareholders with a high long term yield through equity participation in emerging growth companies and a high short term yield through funding commercial loans.

**Equity Participation**

**Overview**. We are engaged in identifying, acquiring interests in and developing relationships with companies engaged in a diverse and various industries. Our management and affiliates help develop the Portfolio Companies by providing active strategic management, operating guidance, acquisition and disposition assistance, board and management recruitment, and innovative financing. We realize value for its shareholders by the appreciation of its common stock and the common stock of the Portfolio Companies by taking them public through rights offerings or similar transactions, and that our shareholders can benefit from our involvement with the Portfolio Companies, by purchasing a Portfolio Company's shares prior to a public offering or public trading.

**Strategy**. We will seek to identify companies capable of becoming emerging growth companies in various and diverse industries and which are at a stage of development that will benefit from the Company's business development, management support and financing. We also gain exposure to Portfolio Companies through direct mail solicitation, word of mouth and reputation. We consider our access to potential Portfolio Companies to be good.

Development stage companies traditionally seek financing for growth and development from three primary sources: (1) friends, relatives and acquaintances; (2) independent private venture capital funds; and (3) corporate strategic investors. Each of these sources has disadvantages for the emerging company.

The funds from friends, relatives and acquaintances are usually cheap, but are very limited.

Venture capital funds generally are established for a term of approximately ten years and their primary goal is the maximization of financial return on a fund's investments within that time from. In order to facilitate the distribution of assets upon dissolution of the venture capital fund and maximize distribution proceeds, the venture capital fund may seek to liquidate its investment in the emerging company within the remaining term of the venture capital fund by encouraging either an initial public offering or a sale. These liquidation alternatives may take place at a time that is more compatible with the term of the venture capital fund, rather than the state of the emerging company's development. In addition, traditional venture capital funds generally have limited resources to provide strategic and operational support to an emerging company.

Corporate strategic investors include large corporations that invest in emerging companies which have developed a product or technology complementary to the business of the strategic investor. Offer these investments involve both financing support to the emerging company as well as an arrangement under which the strategic investor obtains access to the products or technology of the emerging company. The strategic investor's rationale for these investments is generally to obtain access to a promising product or technology without incurring the initial cost of development or the diversion of managerial time and attention necessary to develop new products or technologies. While strategic investors are generally able to provide business development support, the rationale behind the investment of a strategic investor may be incompatible with the development of the emerging company. In addition, capital constraints of the strategic investor may also constrain the emerging company, and strategic investors often discourage the emerging company from completing an initial public offering and becoming a public company.

Our Management believes that its relationship with its Portfolio Companies will offer benefits of both the venture capital model and the strategic investor model without the related drawbacks. The Company provides both capital and managerial resources to obtain financing and strategic and operational support as needed by an emerging company. In addition, the Company encourages emerging companies to achieve the superior returns on investment generally provided by public offerings, but only if and when it is appropriate for the development of the business of that emerging company. Our relationship with its Portfolio Companies is intended to be long term, we have the flexibility to maximize the value of the Portfolio Company through a public offering at the appropriate time, through a sale of the Portfolio Company to a third party, through a combination of the company with another company or through retention of the Portfolio Company as an operating unit of our Corporate entity. In addition, we are is committed to the use of management stock ownership and equity incentives as the principal means of aligning the interests of management of its Portfolio Companies and our shareholders.

Our Management evaluates Portfolio Companies from a number of perspectives. It looks for companies that are capable of developing into niche markets. We generally seek companies that have a core management team in place, are producing and delivering products and/or services, and have growing revenues or potential for growing revenues. We have occasionally established relationships with companies in early stages of development, and with later-stage companies that may not meet all of the above criteria, but that have potential to achieve these goals with our assistance.

Once a relationship is established with a Portfolio Company, our corporate staff or an affiliate will provide hands-on assistance to the managers of the Portfolio Company in the areas of management, financial, marketing, tax, risk management, legal and technical services. We plan to assisted Portfolio Companies by providing or locating and structuring financing, identifying and implementing strategic initiatives, assisting in the development of equity incentive arrangements for executives and employees, and providing assistance in structuring, negotiating, documenting, financing, implementing and integrating mergers and acquisitions.

Our goal is to maximize the value of its participating companies for our shareholders, often through taking its participating companies public through a rights offering or public offering at the appropriate time. A rights offering is an initial public offering of the participating company, directed to our shareholders. It will involve the grant to our shareholders a transferable right to buy shares of the Portfolio Company's stock in a rights offering at a price established by the Portfolio Company, our Managment, and any underwriter. Our shareholders are able to exercise the rights, thereby participating in the rights offerings of the Portfolio Companies usually reserved for larger investors, or they may sell the rights at the prevailing market price, if a market is made. However not all Portfolio Companies may be taken public. Some companies may be combined with other operating units, some sold, and others retained as private companies.

**Investment Restrictions**. The Company *may not* invest in any Contract or other investment that is subordinated to any interest of the directors or officers of the Company, or sell property to the directors, officers of the Company, or affiliates thereof. The foregoing restrictions may not be changed without the approval of the holders of a majority of the outstanding shares of our Common Stock (excluding Management and its affiliate's shares).

Except as otherwise restricted, our investment policy is controlled by our Board of Directors, which has the power to modify or alter such policy without the consent of shareholders. Although we have no present intention of modifying the investment policies described herein, our Board of Directors may in the future conclude that it may be advantageous and desirable to do so.

## SERVICES

**Our Services Will Include:**

### STRATEGIC GUIDANCE AND BUSINESS PLANNING

- We will assist our clients in developing and refining business strategies to maximize the potential to be successful, reduce risk of failure, and accelerate time to market.

### ORGANIZATIONAL DEVELOPMENT AND OPERATION SUPPORT

- Once the business plan is complete, we will assist our clients in organizational development.

### PROVIDING SEED CAPITAL AND LATER-STAGE GROWTH CAPITAL

- We expect, from time to time and as opportunities arise, to provide seed capital, later stage investment and other types of capital infusions and financing to portfolio companies. These activities are anticipated to generate significant equity positions in the portfolio companies.

### Future Portfolio Company Protocol

We plan to provide portfolio companies with strategic expertise, operational assistance, and third-party service providers, and access to our business relationships both inside and outside the financial support. By providing these services, the entrepreneurs managing methods are designed to promote and accelerate bringing their concept to market. We plan to continue using our collective knowledge and resources to create new business ideas and to actively develop the business models, strategies, operations and management teams of interested portfolio companies.

### Emerging Portfolio Companies' Common Challenges and Problems

Emerging companies face many challenges in their pursuit of success, including the following:

- Development of Business Model. Emerging companies must development a successful business model to provide the solutions demanded by consumers and businesses. This requires the relevant experience and strategic vision to evaluate the viability of a given business model, the flexibility to adapt business models to address emerging opportunities, and the ability to quickly establish strategic relationships with potential suppliers and customers.

- Corporate Infrastructure. Organizing a sophisticated corporate infrastructure to support rapid growth and achieve a competitive advantage, emerging companies must quickly develop systems and procedures in a wide range of functional areas, including sales and marketing, operations, information technology, accounting, legalities, business development, executive recruiting and human resources. This typically requires key personnel to assume responsibility for many of these functional areas simultaneously until sufficient expertise can be brought in-house or suitable service providers identified.

- Selecting Experienced Personnel. Emerging and development stage companies require management and technical personnel with expertise in each functional area, a comprehensive understanding of the opportunities presented by the ability to manage rapid growth and the flexibility to adapt to the changing marketplace. Competition for people with the skills required in the marketplace is intense, and the best employees demand compensation commensurate with their skills.

- Recognizing Evolving Market Conditions. Emerging and development stage companies face Intense competition, low barriers to entry, and the continual creation of new technologies and business models. Companies must navigate these risks on their own, often committing to business models or technology platforms without adequate information, or without the strategic relationships that would enable them to rapidly adapt their businesses to changing market conditions.

## Our Methodology to Overcome the Emerging Portfolio Companies' Problems

Our business model, to which we will strictly adhere, is that we will aid all portfolio companies by providing necessary resources to meet the challenges faced by emerging companies in their formation, development and growth. Our experience in creating, building and operating businesses will enable us to quickly and efficiently bring innovative new companies to market. Our methodology insists on:

- A detailed analysis for selection of projects;
- Operational support; and
- Strategic guidance and direction.

## Criteria for Portfolio Company Selection

Among the many criteria used are the following, each of which must be evaluated and analyzed:

- Is there a large previously identified market or market niche need?
- Does the business model have a significantly better solution for an already identified market need?
- Has the entrepreneur identified a more unique model to penetrate the niche business?
- Are there barriers to entry without recognizable solutions?
- Can the marketing be enhanced by existing customers?
- Does the entrepreneur show a sustainable competitive advantage?
- Can the business model attract national strategic partners?

## Selection and Analysis

We will carefully analyze each portfolio project and company for its potential and operational needs. Our criteria for selecting portfolio companies and entrepreneurs are:

- **Evaluate Business Plan/Assess Management.** We will request a business plan and resumes of management from entrepreneurs. We will meet with the best of these entrepreneurs and attempt to identify traits associated with entrepreneurial success such as high energy, a must-win attitude, intellectual brilliance, high personal integrity, relevant experience, a strong work ethic, and the ability to prioritize and focus. The business plan must demonstrate the prospect's vision, value proposition, risk involved and business model along with realistic steps for achieving the plan.

- **Determine Viability of Business Model.** Business models with high gross and operating margins and low capital intensiveness are the best candidates for superior return on equity invested.

- **Selecting Experienced Personnel.** Emerging and development stage companies require management and technical personnel with expertise in each functional area, a deep understanding of the opportunities, the ability to manage growth and the flexibility to adapt to the changing marketplace.

- **Reference Check.** Each entrepreneur will supply a list of references to get to know the entrepreneur's past experience, strengths, weaknesses and work habits. We will make it a point to get references outside this list as well, to avoid "cherry picked references."

- **Product and Technology Evaluations.** To evaluate technology we will contact appropriate specialists to evaluate the feasibility of the business, as required.

- **Decision.** When we decide on an investment, a term sheet will be developed for negotiation. Valuation, board seats, vesting schedules, salaries and so forth will be discussed and terms will be agreed to.

- **Recognizing Evolving Market Conditions.** Intense competition and the continual creation of new technologies are risks companies must navigate on their own. We must have adequate information and strategic relationships to enable them to adapt their businesses to changing market conditions.

## Strategy with Potential Portfolio Companies

Our business methodology consists of providing our own and others conceptualization of a new business, selection and analysis, and company building and analysis. In addition, we will continuously offer strategic guidance and direction to quickly and efficiently bring innovative new portfolio companies to market. The classification of this structure can be summarized as follows:

- **Selection and Analysis.** Our executive group will be continually generating ideas for innovative business models. We will measure each idea against several criteria, including:
  - Whether the potential portfolio company addresses an unmet market need;
  - Its ability to generate increasing efficiencies as its business grows, all of which we will have determined through qualitative and quantitative analysis – to create a prototype that has been subjected to extensive testing.
- **Guidance and Direction.** Together with senior management of a targeted portfolio company, we will develop business models, strategies, operations and management teams of all portfolio companies throughout their lifecycles to ensure that each portfolio company benefits fully from our collective experiences.
- **Portfolio Company Project Building and Operational Support.** Portfolio companies may be provided with operational assistance with third party or affiliate service providers, and with access to our business and financial relationships. We propose, where possible, to provide strategic guidance as well as assistance in sales, marketing and management, and legal, finance, and accounting services.

## Summary of Selection and Analysis

The selection of portfolio investments and the day-to-day management of our investments, including our investment practices and techniques, will be the responsibility of certain of our officers who serve under the direction of our board of directors. We have not adopted a fixed policy concerning the types of business we can invest in, the types of securities we will hold or the amount of funds which can be invested in any one portfolio company. We reserve the freedom to invest in any kind of security or asset and to engage in business operations to the extent considered beneficial in achieving our investment objectives. Our investments in clients may take many forms, including preferred or common equity, debt, debt with equity features, warrants or options, convertible securities and other forms of ownership interests. We may change our investment objective and policies without a vote of the holders of a majority of our common stock.

### Legal, Finance and Accounting

We will assist the portfolio companies in retaining legal, finance and accounting professionals who will provide guidance in the growth of their company, including, but not limited to, deal structuring and negotiating, corporate finance, accounting, treasury functions and financial reporting.

### Financial Support

We intend to assist designated portfolio companies raise capital from third parties by introducing them to appropriate investors. We will also provide direct financial support in the form of early-stage investments and participation in later financing rounds.

### Analysis and Strategy for the Business Model

We will provide strategic direction regarding financial, business and corporate development to portfolio companies.

## Principal Selection Strategies

Our criteria for selecting Portfolio Companies are:

- **Industry**. Business involved in communications, electronics, engineering, manufacturing, and financial services.

- **Geography**. Companies located sufficiently close to significant markets.

- **Early Stage Development**. Newly formed companies that need assistance in developing their business strategies and management teams, and require "seed" level investment capital, and companies that are developed and require investment banking services to arrange later-stage financing or mergers and acquisition or other financial advisory services.

- **Solid-Core Management Team**. Relevant industry experience, a history of accomplishment, and skills for managing a high growth business.

- **Reasonable Valuation**. Businesses which we believe have a reasonable valuation in light of the value of the current business and the risks involved in its development.

We intend to assist in the growth of portfolio companies by providing them with financial assistance and services necessary for the growth of their companies.

## Our Growth Strategy

Our strategy to grow our business is as follows:

- Expand our financial services to portfolio companies;

- Increase our focus on the formation and development of new business and projects; and

- Selectively provide capital to clients in exchange for equity interests.

## Competition

The business in which we are engaged is highly competitive. Competition is based primarily on the quality of service and performance history. To a lesser degree, we will be competing with a large number of investment banking and merchant banking firms, as well as private equity funds, on a regional and local basis, many of which may have greater financial resources than we do. In addition, recently there has been increasing competition from other sources, such as commercial banks, insurance companies and consulting firms offering financial services.

## Portfolio Stock Transactions

The capital stock we will receive from portfolio companies is expected to be acquired primarily in private transactions negotiated directly with the portfolio company or with an affiliate. Our management will continue to be principally responsible for conducting negotiations with respect to our investments. As we have illustrated throughout this section of the Memorandum, captioned "History and Business," we will make available significant management assistance to targeted portfolio companies.

Based on the amount of available funds from the proceeds of this offering, it is not likely that we will be able to acquire securities in a large number of companies, but we will select the most promising minority portfolio companies from a smaller selection.

### Governmental Regulation

We may be subject to banking/lending laws and regulations of the states in which we operate, and we will secure all necessary permits and licenses.

The Portfolio Companies will be subject to local, state and federal rules and regulations regarding the compliance with all laws relating to employment, environmental compliance and safety.

At some future date, we could be subject to the Investment Company Act of 1940, which requires registration for companies that are engaged primarily in the business of investing, reinvesting, owning, building or trading in securities. Although this registration is usually for companies such as mutual fund companies, a company may be deemed to be an investment company if it owns "investment securities" with a value exceeding 40% of the value of its total assets (including government securities and cash items) on an unconsolidated basis, unless an exemption or safe harbor applies.

Securities issued by companies other than majority-owned subsidiaries are generally counted as investment securities for purposes of the Investment Company Act.

At such time as we may be approaching the 40% threshold, we would anticipate filing with the Securities and Exchange Commission a request for an exemption from being required to register under the Investment Company Act of 1940 because our examination of other publicly held similar companies leads us to believe that such registration may not be required, but each exemption request is dependent upon the relevant facts.

## USE OF PROCEEDS

Based on a public offering price of $50.00 per Unit for the 30,000 Units, we will receive $1,500,000 if the maximum number Units are sold and the sales are all made by our management and none by NASD broker dealers (who could receive a ten percent (10%) commission on sales made by them).

The Company intends to issue 20,000 Units of the 30,000 offered Units to Tensleep to repay the indebtedness it incurred in acquiring the preferred limited partnership interest. In accordance with its agreement with Tensleep on June 25, 2004, made the capital contribution to the developer limited partnership. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for more information.

The following table illustrates the allocation of proceeds from the offering if 74%, 85% and the maximum number of Units are sold:

| | Assuming | |
|---|---|---|
| | Sales of 20,000 Units | Sales of 30,000 Units |
| Cancellation of Indebtedness | $1,000,000 | $1,000,000 |
| For Investment In Portfolio Companies | 0 | 400,000 |
| General corporate purposes and Working Capital | 0 | 100,000 |
| Total | $1,000,000 | $1,500,000 |

[1] Based on 20,000 Units being issued to Tensleep in cancellation of $1,000,000 of the $1,157,966 indebtedness incurred in acquiring a Preferred Limited Partnership Interest in a Texas Real Estate partnership.

The amounts actually expended for a budgeted expenditure may vary significantly, depending upon numerous factors, including but not limited to the timing and extent of funds received and the amount of Units issued for non cash consideration. Funds not expended for the purposes outlined above may be allocated to general corporate purposes or working capital of the Company and may be available for any valid corporate purpose. Funds set aside for general corporate purposes or working capital purposes may be utilized for services, business assets, and for payment of general and administrative expenses, including marketing, advertising and compensation of officers and other employees of the Company. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in investment-grade, short-term securities in accordance with Rule 15c2-4 as promulgated under the Exchange Act. No NASD member or any affiliated, associated, or related person will receive a commission on the net proceeds from the sale of the Units through repayment of or cancellation of indebtedness.

## CAPITALIZATION

The following table sets forth the capitalization of the Company (i) as of June 30, 2004, and (ii) as adjusted to reflect the sale by the Company of a maximum 30,000 Units at an assumed initial public offering price of Fifty Dollars ($50.00) per Unit and the application of the estimated net proceeds there from and further assumes that the Class A and Class B Warrants have been exercised, as well as the 2,000,000 options. This table should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this Offering Circular.

| | | June 30, 2004 | | |
|---|---|---|---|---|
| | | | Adjusted[1] | |
| | Actual | 74% Units Sold | 85% Units Sold | 100% Units Sold |
| Debt - Acquisition of Limited Partnership Interest | $1,157,966 | $157,966 | $157,966 | $157,966 |
| Shareholders' equity (deficit) | | | | |
| Common Stock, $0.01 state value, 50,000,000 shares authorized, 1, 3, 2.55 and 4 Million shares outstanding before and after the offering with 74, 85 and 100% of the offering being sold | 10,000 | 30,000 | 35,500 | 40,000 |
| Class A Warrants @ $0.45 | 0 | 20,000 | 25,500 | 30,000 |
| Class B Warrants @ $0.50 | 0 | 20,000 | 25,500 | 30,000 |
| Exercise of 2,000,000 options @ $0.25 | 0 | 20,000 | 20,000 | 20,000 |
| Additional Paid-In Capital[2] | 20,000 | 3,340,000 | 4,121,000 | 4,760,000 |
| Retained earnings | - | - | - | - |
| Current Net Income (Loss) | - | - | (75,500) | (100,000) |
| Total Shareholders' Equity | 30,000 | 3,430,000 | 4,152,000 | 4,780,000 |
| Total Capitalization | $1,187,966 | 3,587,966 | 4,309,966 | 4,937,966 |

1 The total number of shares issued and outstanding before adjustment was 1,000,000 and after adjustment for options, Class A and Class B Warrants 12,000,000.

2 The Company was paid $20,000 for the 2,000,000 options, which was credited to Paid - In - Capital.

## DILUTION

The net tangible book value of the Company at June 30, 2004 was $30,000, or $0.03 per share of Common Stock, before the offering. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sales by the Company of the 30,000 Units offered hereby (after deducting the underwriting discounts and commissions and estimated offering expenses of $100,000) at an assumed public offering price of $50.00 per Unit or $0.50 per share, the pro forma net tangible book value as of June 30, 1998, after the offering and the exercise of all warrants and options would have been $4,780,000 or $0.40 per share. This represents an immediate increase in net tangible book value of $0.37 per share to existing stockholders and an immediate dilution of $0.14 per share to new investors. The following table illustrates the per share dilution:

| | Offering |
|---|---|
| Assumed initial public offering price per share | $0.50 |
| Net tangible book value before offering | 0.03 |
| Increased book value per share attributable to new investor and all adjustments for warrants and options | 0.37 |
| Pro forma net tangible book value after offering | 0.40 |
| Net tangible book value dilution to new investors | 0.14 |

The following table sets forth, on a pro forma basis as of June 30, 1998, the number of shares of Common Stock purchased from the Company (it does not assume a conversion of the outstanding Class A or Class B Warrants to Common Stock or the exercise of the options), the total consideration and the average price per share paid by the existing holders of

Common Stock, and the price to be paid by the new investors (assuming an initial public offering price of $50.00 per Unit which is allocated to the share of common stock within the Unit before deducting the underwriting discounts and commissions and estimated offering expenses).

| | Shares Purchased | | Total Consideration Paid | | Average Price |
|---|---|---|---|---|---|
| | Number | Percent | Amount | Percent | per share |
| Existing Shareholders | 1,000,000 | 25% | $ 30,000 | 2% | $0.03 |
| New Investors | 3,000,000 | 75% | 1,500,000 | 98% | 0.50 |
| Total | 4,000,000 | 100% | $ 1,530,000 | 100% | |

## MANAGEMENT

The directors and executive officers of the Company are set forth below.

| Name | Position |
|---|---|
| Ronald S. Tucker | Director, President, Chief Executive Officer and Chief Financial Officer |
| Leticia I. Tucker | Secretary/Treasurer |
| Malcolm Crawford | Director and General Counsel |

Ronald S. Tucker, 65, since 2000 has been the Chief Executive Officer, Chief Financial Officer and Director, and founder of Company, and holds similar positions with Tensleep Corporation (OTC:TENS) since 1997, and Tensleep Technologies, Inc. (OTC:TNSP) since 2000. Since 1990, to present, Mr. Tucker was the founder has been and now is the President and a director of R Tucker & Associates, Inc, a financial and corporate development consulting firm. Mr. Tucker is a graduate of the University of California at Los Angeles where he received a Bachelor of Science while majoring in finance and accounting. Mr. Tucker is also a graduate of the Loyola University School of Law. Mr. Tucker is the husband of Leticia I. Tucker and a member of the California and Texas Bar Associations.

Leticia I. Tucker, 63, is a Director and is the Secretary/Treasurer of the Company and Tensleep Corporation and, off and on, has been since their founding. She is the wife of Ronald S. Tucker, and for more than ten years has provided accounting and financial services for various small businesses.

Malcolm Crawford, is a director and General Counsel and is President of his Denver-based national corporate finance and securities law firm (since 1960). Mr. Crawford served as Legal/Financial Attaché to the American Embassy in London, England and Paris, France through presidential appointment; as Associate Professor of Law at the Universities of San Francisco and Denver Law School; and was a member of the Department of Economics at Yale College and Albertus Magnus College (New Haven, Connecticut). Mr. Crawford has been awarded a BA degree in Economics/Finance (with Honors) from the University of Colorado; an MA degree from Harvard/Tufts Fletcher School of International Law and Diplomacy and is a graduate of the Yale Law School. Mr. Crawford's legal career has concentrated on corporate, finance and securities matters from initial capitalization, corporate structure, initial and growth capital funding and mergers and acquisitions.

Each director serves for a term of one year and is subject to reelection at the annual meeting of shareholders.

### Compensation

Our officers and directors, during this time, in order to conserve capital, have agreed to work for little or no compensation but reimbursement of business expenses, out of pocket costs and limited consulting fees. At the end of the Company's fiscal year the Board of Directors will establish a bonus for the officers in consideration for their services during this time. Then at a time when the Board deems appropriate, the Company will enter into employment agreements with the officers and establish compensation for the directors.

### Qualified and Non Qualified Stock Options

Our board of directors and shareholders for the Company have adopted a Qualified and Non Qualified Stock Option

Plan pursuant to Sections 421-424 of the Internal Revenue Code. The Plan authorizes the granting of up to 500,000 and 800,000 options to purchase Company common stock under the Qualified and Non Qualified Plan, respectively. The Plan is administered by the Board of Directors or by a committee appointed by the Board. As of the date of this document Non Qualified Options exercisable over five years have been granted as follows:

| | | | |
|---|---|---|---|
| Ronald S. Tucker | 100,000 | @ | $0.25 per share |
| Malcolm D. Crawford | 50,000 | @ | $0.25 per share |

**Employment Agreements**

The Company at this time has not entered into an employment agreement with any of the officers or directors. The management does not believe that an agreement will be entered into until after September of 2005.

**Limitation of Liability and Indemnification**

Our Bylaws provide that the Company will indemnify its Directors and officers to the fullest extent permitted by law against certain losses which may be incurred in connection with any proceeding which arises by reason of the fact that such person is or was an agent of the Company. The Company believes that indemnification under the Bylaws covers at least negligence and gross negligence by an indemnified party, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

In addition, our Articles of Incorporation provide that, pursuant to Colorado law, our Directors shall not be liable to the Company or its stockholders for monetary damages for and act or omission in the Director's capacity as a Director. This provision does not eliminate or limit the liability of a Director to the extent the Director is found liable for a breach of the Director's duty to loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, or a knowing violation of the law, for actions leading to improper personal benefit to the Director and for an act or omission for which the liability of the Director is explicitly provided by applicable statute. The provision also does not affect a Director's responsibilities under any other law, such as federal securities laws or state and federal environmental laws.

**Transactions with Management**

Tensleep Corporation, an affiliated company, transferred a "preferential limited partnership interest" in a Texas limited partnership which owns approximately six hundred (600) developed and undeveloped acreage near San Antonio, Texas known as the Meadows at Quail Run in return for our Promissory Note in the amount of $1,157,966. Twenty thousand (20,000) of the 30,000 Units being offered by this offering circular will be issued to Tensleep in repayment of $1,000,000 of this indebtedness. The balance of $157,966 will be due in twenty-four (24) months from the issuance of these Units together with 6% interest payable annually. The Note is secured by our preferential limited partnership interest. Under the terms of our preference we are entitled to receive 100% of the capital contribution, plus 6% annual interest, before the General Partner and the other Limited Partners receive any distribution as a return of their capital or profits.

R. Tucker & Associates, Inc., an affiliated Colorado corporation, has an Option to purchase two million shares of our Common Stock at $.25 per share, expiring December 31, 2006. These Options were granted in consideration of a $20,000 Promissory Note payable March 31, 2005. One Million (1,000,000) of our Common Shares have been issued to Tensleep Corporation in consideration of services pursuant to the terms of our Internal Revenue Service "incentive executive – employee stock option plan." We have issued 100,000 and 50,000 respectively to Ronald Tucker and Malcolm Crawford, exercisable at $.25 per share, expiring December 31, 2006.

## BENEFICIAL OWNERSHIP

As of June 30, 2004, we had 1,000,000 shares of its Common stock and 2,000,000 options to purchase common stock issued and outstanding. The following schedule tabulates holders of Common Stock of the Company by each person who holds or record or is known by Management of the Company to own beneficially more than five percent (5%) of the Common Stock outstanding, and, in addition, by all Officers and Directors of the Company Individually, and as a group. The Shareholders listed below have sole voting and investment power.

**Ownership**

| Name | Number of Shares | Percent of Outstanding |
|---|---|---|

| | | |
|---|---|---|
| Tensleep Corporaiton[1] | 1,000,000 | 100% |
| Officers and Directors as a group | -0- | -0- |
| Total Issued and Outstanding | 1,000,000 | 100% |

[1] Ronald S. Tucker is a controlling shareholder of R Tucker & Associates, Inc., the controlling shareholder of Tensleep. This table does not reflect 2,000,000 options held by R Tucker & Associates, Inc., which is a majority shareholder of Tensleep Corporation, and whose major shareholders are Ronald S. and Leticia I. Tucker.

**Directors & Officers**

| Name | Number of Shares | Percent of Outstanding |
|---|---|---|
| Ronald S Tucker[1] | 1,000,000 | 100% |
| Leticia I Tucker[1] | 1,000,000 | 100% |
| All Directors & Officers As a Group(3) | 1,000,000 | 100% |

[1] These shares are in fact owned by Tensleep Corporation, and these shares do not include options to purchase 2,000,000 shares owned by R Tucker & Associates, of whom Ronald S. and Leticia I. Tucker are the majority shareholders.

**Options**

The Company has issued 2,000,000 options to purchase shares of the Company's common stock at a price of $0.25 per share. The Options must be exercised on or before July 31, 2006. As of July 1, 2004 none of the options have been exercised.

## DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 50,000,000 authorized shares of common stock, with no par value per share ("Common Stock"), and 10,000,000 shares of preferred stock, with no par value per share ("Preferred Stock").

**Common Stock**

The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interests in the Company or other subscription rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. All of the outstanding shares of Common Stock are fully paid and nonassessable and the shares of Common Stock to be outstanding after this offering will be fully paid and non-assessable. The holders of shares of Common Stock are entitled to share pro rata in such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefore. See "Dividend Policy". Subject to the prior rights of holders of shares of Preferred Stock, if any, upon liquidation, dissolution and winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets available for distributions to such holders.

Holders of Common Stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company and shall be entitled to one vote per share held, except in the election of directors where the holder shall be entitled to one vote per share held times the number of directors to be elected. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders.

**Preferred Stock**

The Board of Directors is authorized, without any further action by the shareholders, to issue Preferred Stock from time to time in such series, in such a number of shares and with such dividend, redemption, liquidation, voting, conversion, sinking fund and other rights as the Board shall establish. The Company has no present intention, commitment or understanding to issue preferred securities of any type or kind.

The Transfer Agent and Registrar for the Common Stock is the Corporate Stock Transfer , located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209. Its telephone number is (303) 282-4800.

## SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the Company will have outstanding approximately 4,000,000 shares of its Common Stock not including exercised warrants and options. All Common Stock offered hereby will be freely transferable without further restriction or registration under federal securities law with the exception of any securities bought by an "affiliate" of the Company as that term is defined by Rule 144 as promulgated in the Securities Act of 1933, as amended (the "Act"). All of the shares of Common Stock held by existing shareholders may not be sold in the absence of registration under the Act unless an exemption from registration is available, including an exemption contained in Rule 144.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his shares for at least one year, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then-outstanding shares of Common Stock or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sales provisions, notice requirements, and to the availability of current public information about the Company. After two years of ownership, persons who are not deemed to be affiliates of the Company are entitled to sell shares in the public market under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements referred to above. Prior to this offering there has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales by the existing shareholders of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through the sale of its equity securities.

Prior to this offering, there has been no public market for any of the Company's securities and no assurance can be given that any such market will exist or develop upon completion of this offering or, if developed, will be maintained. The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale will have on any market prices prevailing from time to time for the Company's securities. Nevertheless, sales by existing security holders of substantial amounts of the Company's securities, including securities offered hereby, could adversely affect prevailing market prices for the Company's securities if and when a market exists or develops. None of the holders of any shares of Common Stock are entitled to any registration rights. See "Plan of Distribution - Marketing Arrangements".

## PLAN OF DISTRIBUTION

### Offering of Common Stock

The Offering will expire at 4:00 p.m. Denver, Colorado time, on December 31, 2004 (the "Expiration Date"). **The Company reserves the right to terminate the Offering prior to the Expiration Date.**

The minimum purchase amount in this offering is 100 Units. All purchases will be subject to such minimum and all other terms and conditions, including the right of the Company, in its sole discretion, to reject any subscriptions for Units in whole or in part. **The purchase limitations described above are subject to increase or decrease at the sole discretion of the Company.** Factors the Company may consider in increasing or decreasing the purchase limitations include, among other things, (i) changes in market conditions, (ii) an over subscription of shares or (iii) the failure to sell a minimum number of shares. Subscribers will be notified by mail in the event of an increase in the purchase limitations. In the event of a decrease in the purchase limitations, subscribers will be notified, to the extent their orders are affected, at the time they receive final confirmation of their orders.

Officers of the Company will be available to answer questions about the Offering and may also hold informational meetings with interested persons. Such officers and directors will not be permitted to make statements about the Company unless such information is also set forth in the Offering Circular, nor will they render investment advice. All purchasers of the units offered hereby will be instructed to send payment directly to the Company. See " - Method of Payment for Subscriptions".

The Shares purchased in the Offering acquired by exercising the Class A or Class B Warrants will be freely transferable except as described in the section entitled "Shares Eligible For Future Sale". In addition, under National Association of Securities Dealers, Inc. ("NASD") guidelines, members of the NASD and their associates are subject to certain restrictions on transfer of securities purchased in accordance with this Offering and to certain reporting requirements upon purchase of such securities.

The Units are being offered on a direct participation basis by the Company when, as and if issued. The Units are offered subject to: (1) prior sale, receipt and acceptance by the Company; (2) to withdrawal, cancellation or modification without notice; and (3) certain other conditions. The Certificates representing the Shares will be delivered by the Company's transfer agent. The Company reserves the right to reject orders in whole or in part. No escrow, trust or similar arrangement is being provided in the sale of these securities, except that all funds will initially be deposited in a clearing account. The funds will only be deposited to the Company's general account when the Company has accepted the subscription and directed the Transfer agent to issued and delivered the stock and warrant certificate or certificates to the purchaser. The Company may agree to issue to persons who introduced potential investors a "finders' fee" in an amount up to 10% of the price of each Unit purchased by the investor. The Company has agreed to indemnify its directors, officers, employees and will agree to indemnify participating broker dealers against civil liabilities, including liabilities under the Securities Act of 1933(the "Act").

If the Company makes any arrangements with a broker-dealer subsequent to qualification, the Company will file a post-qualification amendment to the offering statement identifying the broker-dealer, providing all necessary information, revising the offering circular, and filing the underwriting agreement or selected dealer agreement as an exhibit to the offering statement. In this regard, the broker-dealer would be acting as an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Prior to the involvement of any broker-dealer in the offering, the broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Financing Department.

**Marketing Arrangements**

The Company may retain a selected broker-dealer registered with the SEC and a member of the NASD, to consult with and advise the Company and to assist in the distribution of shares in the Offering on a direct participation basis. The broker/dealer will have no obligation to take or purchase any Common Stock. The broker/dealer will assist the Company in the Offering as follows: 1) in conducting informational meetings for subscribers and other potential purchasers, 2) in keeping records of all stock subscriptions, and 3) in organizing and staffing with agents in the Units Sales Center. For such services, the broker/dealer may be paid a financial advisory fee (which is included in the estimated costs and expenses) and will be paid a sales fee equal to 10% of the aggregate Purchase Price of the Units sold in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In the event the Company and a selected selling agent agree to employ a broker assisted marketing program, the selling agent shall receive commissions equal to 10% (9% of which shall be sales commission to the broker) of the aggregate Purchase Price of any units purchased in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In addition to its sales commission, the selling agent may also receive a 2.5% non-accountable expense allowance (which, as mentioned previously, includes the financial advisory fee relating to the sale of the units hereby).

Questions of prospective purchasers will be directed to officers and directors of the Company or the selling agent.

**Stock Pricing and Number of Units to be Issued**

Prior to this Offering, there has been no public market for the Company's Common Stock and therefore no public market price. The public offering price for the Units will be $5.00 per share as determined by the Company. Among the factors considered in determining the public offering price were certain financial and operating information of the Company, the future prospects of the Company and its industry in general and the price-earnings ratios, price-book value ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The Company also considered the Company's desire to (i) conduct the Offering in a manner to achieve the widest distribution of the Units, (ii) promote liquidity in the Common Stock subsequent to the Offering and (iii) comply with the minimum price per share requirement of the NASDAQ Stock Market System and certain state laws.

**Payment for Subscriptions**

Subscribers must, before the Expiration Date, return an original stock order form and certification to the Company, properly completed, together with cash, checks or money orders in an amount equal to the Purchase Price multiplied by the number of units for which subscription is made. Subscriptions which are returned by mail must be received by the Company by the Expiration Date. The Company will immediately deposit all funds in a separate bank account before transferring the funds to its regular account. Subscriptions which are not received by the Expiration Date or are not in compliance with the order form instructions may be deemed void by the Company. The Company has the right to waive or permit correction of incomplete or improperly executed order forms prior to the Expiration Date, but does not represent that it will do so.

In addition to the foregoing, if a selected dealer arrangement is utilized, as described above, a subscriber may pay for his units with funds held by or deposited with a selected dealer. If a stock order form and certification are executed and forwarded to the selected dealer of if the selected dealer is authorized to execute the order form and certification on behalf of a subscriber, the selected dealer is required to promptly forward the order form, certification and funds to the Company on or before noon, Austin, Texas time on the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for Units. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute order forms and certifications and forward them to their selected dealer or authorize the selected dealer to execute such forms. With the exception of "non-customer carrying broker-dealers", the selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the fifth business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon, Austin, Texas time, on the next business day following the debit date will promptly send the order forms, certifications and funds to the Company.

### Market for Common Stock

As of August 1, 2004, there were 1,000,000 outstanding shares of Common Stock excluding any issuance of Common Stock upon conversion of the Class A Warrants or the exercise of options by officers of the Company.

There is no existing market for our Common Stock, and no assurance can be given that an established and liquid trading market for the Common Stock will develop.

The development of a public market that has the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither our officers nor any market maker has any control. Accordingly, there can be no assurance that an active or liquid trading market for the Common Stock will develop, or that if such a market develops, it will continue. To the extent permissible under applicable laws, the Company will use its best efforts to assist in the matching of persons who wish to purchase and sell the Company's Stock. There can be no assurance, however, that purchasers and sellers of our Stock can be readily matched and investors should, therefore, consider the potentially illiquid and long-term nature of the securities offered in the Offering. Furthermore, there can be no assurance that purchasers will be able to sell their shares at or above the Purchase Price.

## ADDITIONAL INFORMATION

We are not currently a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Washington D. C. Office of the Securities and Exchange Commission (the "Commission") a Form 1-A under the Act, with respect to the securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to this offering and the Company, reference is made to such Offering Statement and related exhibits.

Statements made in this Offering Circular with respect to the contents of any contract, agreement or other document filed as an exhibit to the Offering Statement are not necessarily complete, and reference is made to the respective exhibits for a more complete description of the matters involved. The Offering Statement and exhibits may be inspected without charge and copied at the Commission's public reference facilities at 450 Fifth Street N.W., Washington, DC 20549. Copies of such material may be obtained at prescribed fees from the Commission's Public Reference Section at 450 Fifth Street N.W., Washington, DC 20549.

## SHAREHOLDERS' REPORTS

The Company intends to furnish to its shareholders annual reports containing audited financial statements examined and reported by the Company's independent certified public accountants, quarterly reports for the first three quarters of each fiscal year containing unaudited financial information and such other interim reports as it may from time to time deem appropriate.

## STATEMENT OF CONDITION

The accompanying financial statements of the Company have been prepared by management for their use as of the date indicated and have not been audited or reviewed by an independent accountant. They have been prepared on a basis which management believes meets General Accepted Accounting Principals ("GAAP") and are reasonable. Investors should realize that the asset base and capital base of the Company may be reduced significantly after applying GAAP rules. No Statement of Operations or Cash Flows are included, because, prior to the date of this Offering Circular, was in formation and only recently commenced operations.

# A T REALTY, INC.

## FINANCIAL STATEMENTS

## JUNE 30, 2004

A T REALTY, INC.

BALANCE SHEET
JUNE 30, 2004

## ASSETS

| | 2004 |
|---|---|
| CURRENT ASSETS | |
| Cash | $ 2,705 |
| Total Current Assets | 2,705 |
| OTHER ASSETS | |
| Note Receivable (Note 1) | 20,000 |
| Organizational Costs | 10,000 |
| Investment in limited partnership | 1,157,966 |
| Total Other Assets | 1,187,966 |
| TOTAL ASSETS | $ 1,190,671 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2004 |
|---|---|
| CURRENT LIABILITIES | |
| Due to Tensleep Corporation (Note 2) | $ 1,157,966 |
| Accrued Liability | 2,705 |
| Total Current Liabilities | 1,160,671 |
| TOTAL LIABILITIES | 1,160,671 |
| STOCKHOLDERS' EQUITY | |
| Common stock, 1,000,000 shares issue and outstanding, $0.01 stated value | 10,000 |
| Additional paid-in capital | 20,000 |
| Accumulated deficit (See Note 3) | - |
| TOTAL STOCKHOLDERS' EQUITY | 30,000 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 1,190,671 |

See accompanying notes and accountant's compilation report.

KFW 9-8-04

## A T REALTY, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

## FROM INCEPTION (JUNE 28, 2002) TO JUNE 30, 2004

| | Date | Number of shares | Consideration | Common stock | Additional paid-in capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|
| **Balance at June 28, 2002** | | - | | $ - | $ - | $ - | $ - |
| **Section 4(2) Private Placement** | 7/22/02 | 1,000,000 | Non-cash | 10,000 | - | - | 10,000 |
| **Option to purchase 2,000,000 Shs** | 6/25/04 | - | Cash | - | 20,000 | - | 20,000 |
| **Net loss (See Note 3)** | | - | | - | - | - | - |
| **Balance at June 30, 2004** | | 1,000,000 | | $ 10,000 | $ 20,000 | $ - | $ 30,000 |

See accompanying notes and accountant's compilation report

## A T REALTY, INC.

## NOTES TO FINANCIAL STATEMENTS

## JUNE 30, 2004

### ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Organization

A T REALTY, INC., a Colorado corporation, is specialty finance company, financing emerging growth companies, and is a majority owned subsidiary of Tensleep Corporation.

The parent company, Tensleep Corporation is a business development company.

#### Cash and Cash Equivalents

For the purposes of financial statement reporting, the Company considers all liquid investments with maturity of 3 months or less to be cash equivalents.

#### Property and Equipment, Depreciation and Amortization

Property and equipment obtained in the future through an exchange will be carried at the fair market value of the equipment on the date of acquisition. Property and equipment purchased will be carried at cost as of the date of purchase.

Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation are:

| | |
|---|---|
| Machinery & Equipment | 3 years |
| Software | 3 years |

Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

#### Fair Value of Financial Instruments

For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

#### Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of consolidated financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial report purposes and such amounts as measured by tax laws.

#### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

#### Adjustments

In the opinion of management the data reflects all adjustments necessary for a fair statement of results for this period. All adjustments are of a normal and recurring nature.

**NOTE 1: OPTIONS**

The Company granted R Tucker & Associates, Inc, a Colorado corporation, an option to purchase all or in part 2,000,000 shares of the Company's common stock for a price of $0.25 per share. The options are to be purchased before December 31, 2006. R Tucker & Associates, Inc., executed a promissory note in the amount of $20,000 for the options. The note is to be paid on or before September 30, 2004. The underlying shares are to be included in an Offering to be prepared and filed by the Company pursuant to Regulation A, an exemption under the Securities Act of 1933, as amended.

**NOTE 2: INVESTMENT IN LIMITED PARTNERSHIP**

The Company acquired a preferred limited partnership interest with in a Texas Real Estate Partnership in exchange for its promissory note in the amount of $1,157.966. The note is to be canceled as non cash consideration with the issuance of 20,000 Investment Units pursuant to a proposed Regulation A Offering to be qualified by the Company.

**NOTE 3: DEVELOPMENT STAGE COMPANY**

The Company is a development stage company which commenced business on July, 1, 2004. There is therefore no Operating Statement or Cash Flow Statement. The Company was incorporated on June 28, 2002, and is currently obtaining funding to proceed with development of its business. The Company's success is dependent on obtaining additional funding and the ultimate successful funding of emerging growth companies. There is no assurance that funding will be obtained or that the Company can ever operate profitably. Success is also dependent on many other factors, such as management and distribution. Some of these factors may be beyond the Company's control.

**NOTE 4: NON-CASH TRANSACTIONS**

The Company was incorporated by Tensleep Corporation, and the Company issued Tensleep Corporation 1,000,000 shares of its common stock in exchange for Organizational Costs of $10,000.

**NOTE 5: CAPITAL FUNDING**

The Company has decided to file an Offering Statement pursuant to Regulation A, an exemption under the Securities Act of 1933, as amended. This offering is to be composed of common stock and warrants. Such offering will result in dilution of the percentage ownership to Company's existing stockholders. Additionally, dilution could also result from the exercising of warrants, incentive stock options, and non-incentive stock options, and stock options. Stock option plans are described in Note 6.

**NOTE 6: QUALIFIED AND NON QUALIFIED STOCK OPTION PLANS**

The Company has established a stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan has yet to be defined other than the reserving of 500,000 shares of common stock for such a plan.

The Company has also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has resolved that 800,000 shares of common stock be reserved for this plan. As of June 30, 2004, options have been granted to purchase 150,000 shares at 25 cents per share. These options have been granted to Ronald S. Tucker, 100,000, and Malcolm Crawford, 50,000. These options expire June 30, 2009.

**SUBSCRIPTION FORM**

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

________________________________________________________________

First Name M.I. Last Name Soc. Sec. Number

________________________________________________________________

First Name M.I. Last Name Soc. Sec. Number

______________________________________________

Street Address

If held for a beneficiary, please indicate state of residence of the beneficiary.

_________________________________________________________

City State Zip Code

Make check payable to: **A T Realty, Inc.**

Amount Invested: Number of Shares Purchased (Minimum 200 Units) ____ @ $5 per Unit = $__________.

Mail Check and Subscription to: A T Realty, Inc.
79860 Tangelo
La Quinta, CA 92253

Dealer Information:

Name of firm: ________________________________________

Name of Representative: ________________________________________

Address: ________________________________________

Telephone: (____) __________________

________________________________________________________________

Company use only

Number of Shares to be issued ________ Shares rejected ___________

Authorized Signature ______________________________

**This Copy for Subscriber**

KFW 9-8-04

**SUBSCRIPTION FORM**

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

____________________________________________________________

First Name M.I. Last Name Soc. Sec. Number

____________________________________________________________

First Name M.I. Last Name Soc. Sec. Number

__________________________________________ If held for a beneficiary, please indicate state of residence of the beneficiary.

Street Address

______________________________________________

City State Zip Code

Make check payable to: **A T Realty, Inc.**

Amount Invested: Number of Shares Purchased (Minimum 200 Units) ____ @ $5 per Unit = $__________.

Mail Check and Subscription to: A T Realty, Inc.
79860 Tangelo
La Quinta, CA 92253

Dealer Information:

Name of firm: ______________________________

Name of Representative: ______________________________

Address: ______________________________

Telephone: (____) __________________

____________________________________________________________

Company use only

Number of Shares to be issued ________ Shares rejected ___________

Authorized Signature ______________________________

**This Copy for Company**

KFW 9-8-04

Until _________________________________, 2004 all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver an Offering Circular. This is in addition to the obligation of dealers to deliver a Offering Circular when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS PAGE



No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and if given or made, such information or representations must not be relied upon as having been authorized. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Offering Circular does not constitute an offer to sell or solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this Offering Circular nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

***A T REALTY, INC***

**$1,500,000**

**30,000 Investment Units**

**100 Units Minimum Purchase**

**OFFERING CIRCULAR**

____________, 2004

(LOGO HERE)

KFW 9-8-04

## PART III

## EXHIBITS

**ITEM 1.** **Index to Exhibits.**

(1) Underwriting Agreement — Not Applicable

(2) Charter and By-laws
(i) Articles of Incorporation*
(ii) Bylaws*

(3) Instruments Defining the Rights of Security-Holders. — Not Applicable

(4) Subscription Agreements*

(5) Voting Trust Agreement — Not Applicable

(6) Material Contracts
(a) Subscription Agreement*
(b) Option To Purchase Shares
(c) Warrant Agreement for Class A Warrants*
(d) Warrant Agreement for Class B Warrants*
(c) Stock Option Plan*

(k) Promissory Note from the Company to Tensleep*

(7) Material Foreign Patents — Not Applicable

(8) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession. — Not Applicable

(9) Escrow Agreements — Not Applicable

(10) Consent

(a) Experts — Not Applicable

(b) Underwriters — Not Applicable

(11) Opinion re Legality - Malcolm Crawford, dated July ___, 2004 — Page 62

(12) Sales Material — Not Applicable

(13) "Test the Water" Material — Not Applicable

(14) Appointment of Agent For Service of Process — Not Applicable

(15) Additional Exhibits

**ITEM 2.** **Description of Exhibits**

(2) Charter and By-Laws

(a) Articles of Incorporation
(b) Bylaws

(4) Subscription Agreement to be used in the purchase of common stock of the Issuer.*

(6) Material Contracts consist of the following:

(a) Acquisition Agreement for Texas Limited Partnership Interests*
(b) Warrant Agreement for Class A Warrants*
(c) Warrant Agreement for Class B Warrants*
(d) Option Agreement to acquire 2,000,000 share of Common Stock*
(e) Stock Option Plan

(11) Opinion re Legality – Malcolm D. Crawford, ESQ

* To be supplied by amendment

**UNDERTAKING**

The Company hereby undertakes, until this Offering is closed, to promptly file a post effective amendment in order to provide full disclosure upon subsequent material event or events with the Company, as required under the Rules and Regulations promulgated under the Securities Act of 1933, as amended and which may included but not be limited to Tensleep of Texas filing for protection under the laws of bankruptcy.

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, it the City of Denver, State of Colorado, on ____ August________, 2004.

**A T REALTY, INC.**

BY

___________________________________________
Ronald S. Tucker, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| ________________________ Ronald S. Tucker | Director, President, Chief Executive Officer | September _____, 2004 |
| ________________________ Leticia I. Tucker | Director, Secretary | September _____, 2004 |
| ________________________ Malcolm Crawford | Director, General Counsel | September _____, 2004 |

KFW 9-8-04

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, it the City of Denver, State of Colorado, on ___July_______, 2004.

**A T REALTY, INC.**

BY ________________________
Ronald S. Tucker, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| ________________________<br>Ronald S. Tucker | President, Chief Executive Officer | July 21, 2004 |
| ________________________<br>Leticia I. Tucker | Director, Secretary | July 31, ~~1998~~ 2004 |
| ________________________<br>Malcolm Crawford | Director, Executive V P | ~~Sept. 8, 2004~~ Sept. 8, 2004<br>~~July 30, 1998~~ |

**MALCOLM D. CRAWFORD**
ATTORNEY AND COUNSELOR AT LAW
3631 E. 7th Avenue Parkway
Denver, Colorado 80206
Telephone (303) 388-7752
Email: shecraw@aol.com
Facsimile (303) 388-7755

Exhibit 11

To: Board of Directors

A.T. Realty, Inc.

*Re. Opinion as to legality*

Please be advised that based upon the documents you have furnished to us, this is to verify that upon authorization of the SEC the securities referred to in the Form 1-A, when issued, will be fully paid for and non-assessable.

Respectfully Submitted,

Malcolm D. Crawford

Evlb-J 21D

ARTICLES OF INCORPORATION
OF
A T REALTY, INC.

2002 JUN 28 ... 6
SECRETARY OF STATE
STATE OF COLORADO

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned incorporator, a natural person of the age of eighteen (18) years or more, who desires to form a corporation under the laws of the State of Colorado, does hereby sign, verify and deliver in duplicate to the Secretary of the State of Colorado these ARTICLES OF INCORPORATION.

ARTICLE I
NAME

The Name of this corporation shall be A T Realty, INC.

ARTICLE II
PERIOD OF DURATION

This corporation's existence is perpetual unless dissolved according to law.

ARTICLE III
PURPOSE AND POWERS

The purpose for which this corporation is organized is to engage in marketing, management, environmental products; and to transact any lawful business or businesses for which corporations may be incorporated pursuant to the Colorado Corporations Code. In furtherance of the foregoing purpose, this corporation shall have and may exercise any and all of the powers now or hereafter conferred upon corporations incorporated pursuant to the Colorado Corporation Code.

ARTICLE IV
CAPITAL STOCK

The aggregate number of shares of all classes of capital stock that this corporation shall have authority to issue is Fifty Million (50,000,000) shares of common stock, $.01 par value, (the "Common Stock") and Ten Million (10,000,000) shares of preferred stock, no par value (the "Preferred Stock").

Section (a) Common - Stock Voting

When, with respect to any action to be taken by the holders of Common Stock, the Colorado Corporation Code requires the vote or concurrence of the holders of two-thirds of the outstanding shares of Common Stock. Approval shall result from the vote or concurrence of a majority of such shares.

Section (b) Cumulative Voting

The shareholders shall be entitled to cumulative voting in the election of directors.

Section (c) Preferred Shares

The number of series, relative rights, preferences, privileges and restrictions granted to or imposed upon the preferred shares are to be determined by the board of directors.

ARTICLE V
PREEMPTIVE RIGHTS

No holder of any class of capital stock of this corporation shall have a preemptive right to acquire unissued or treasury shares of any class of capital stock of this corporation, or securities convertible into such shares or carrying a right to subscribe or to acquire shares of any class of capital stock of this corporation.

ARTICLE VI
SHARE TRANSFER RESTRICTIONS

The corporation shall have the right to impose restrictions upon the transfer of any of its authorized shares or any interest therein. The board of directors is hereby authorized on behalf of this corporation to exercise this corporation's right to impose such restrictions.

ARTICLE VII
REGISTERED OFFICE AND AGENT

The initial registered and Principal office of this corporation shall be at 3631 E. 7th Avenue Pkwy., Denver, Colorado, 80206, and the name of the initial agent at such address is Ronald S. Tucker. Either the registered office or the registered agent may be changed in the manner provided by law.

Signed

ARTICLE VIII
BOARD OF DIRECTORS

The initial board of directors of this corporation shall consist of one (1) director(s), and the name(s) and address(es) of the person(s) who shall serve as director(s) until the first annual meeting of shareholders(s) or until (his/their) successors are elected and qualified (is/are) as follows:

Ronald Tucker

The number of directors shall be fixed in accordance with the bylaws. So long as the number of directors shall be less than three (3), no shares of this corporation may be issued and held of record by more shareholders than there are directors. Any shares issued in violation of this paragraph shall be null and void. This provision shall also constitute a restriction on the transfer of shares and a legend shall be conspicuously placed on each certificate representing shares preventing transfer of the shares to more shareholders than there are directors.

## ARTICLE IX
## INDEMNIFICATION

To the extent permitted by law, the corporation shall indemnify, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person as a result of actions reasonably taken by him at the direction of the corporation. The corporation further hereby indemnifies its directors, officers, agents, fiduciaries and employees against any claim, liability, or expense arising against or incurred by them in all other circumstances and to maintain insurance for such persons to the full extent permitted by law. Such indemnification shall inure to the benefit of the estates, heirs, devisees and personal representatives of such persons. For the purpose of these Articles of Incorporation, the term "official capacity" when used with respect to any director, officer, agent, fiduciary or employee shall include service with the corporation or a parent, subsidiary or affiliate corporation or other entity.

## ARTICLE X
## INCORPORATOR

The name and address of the incorporator is as follows:

Ronald S. Tucker
3631 E. 7th Avenue Pkwy.
Denver, Colorado 80206

The undersigned, acting as incorporator of a corporation under the Colorado Business Corporation Act, adopts the above Articles of Incorporation on June 19,2001.

[signature]
Ronald S. Tucker

Exhibit 2(b)



# BYLAWS

# OF

# A T REALTY, INC.

## ARTICLE ONE

## SHAREHOLDERS

### Place of Meetings

1.01. All meetings of the shareholders shall be held at the office of the Corporation, or any other place within or without the State, as may be designated for that purpose from time to time by the Board of Directors.

### Time of Annual Meeting

1.02. The annual meetings of the shareholders shall be held each year at 4:00 P.M. on the first Tuesday of May. If this day falls on a legal holiday, the annual meeting shall be held at the same time on the next following business day thereafter.

### Call For Annual Meeting

1.03. If in any year, the election of directors is not held at the annual meeting of the shareholders or an adjournment of the meeting, the board of directors shall call a special meeting of the shareholders as soon thereafter as is reasonably possible for the purpose of holding the election and transacting such other business as may properly be brought before the meeting.

### Failure To Call Meeting

1.04. In the event the board of directors fails to call a special meeting within 2 months after the date set for the annual meeting, any shareholder may call such a meeting; at such a meeting, the shareholders may elect directors and transact all other business properly brought before the meeting.

### Notice of Meeting

1.05. Notice of the meeting, stating the place, day, and hour of the meeting, and in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given in writing to each shareholder entitled to vote at the meeting at least ten (10) but not more than fifty (50) days before the date of the meeting either personally or by mail or other means of written communication, addressed to the shareholder at his address appearing on the books of the Corporation or given by him to the Corporation for the purpose of notice. If no such address appears or is given by a shareholder of record entitled to vote at the meeting, notice is given at the place where the principal office of the corporation is located, or by publication at least once in a newspaper of general circulation in the county where the principal office is locate. Notice of adjourned meetings is not necessary unless the meeting is adjourned for thirty (30) days or more, in which case notice of the adjourned meeting shall be given as in the case of any special meeting.

**Date of Notice**

1.06. The notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. An affidavit of mailing of any notice in accordance with the provisions of this section executed by the secretary or assistant secretary shall be prima facie evidence of the giving of notice.

**Adjourned Meeting**

1.07. Any annual or special shareholders' meeting may be adjourned by the affirmative vote of a majority of the shares represented at such meeting either in person or by proxy. An adjournment may be voted regardless of whether a quorum is present. When a shareholders' meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

**Special Meetings**

1.08. Special meetings of the shareholders for any purpose or purposes whatsoever may be called at any time by the President, or by the Board of Directors, or by any two (2) or more Directors, or by one or more shareholders, holding not less than one-tenth (1/10) of all other shares entitled to vote at the meeting. On the written request of any person or persons entitled to call a special meeting, the secretary shall inform the board of directors as to such call, and the board shall fix a time and place for the meeting. If the board fails to fix a time and place, the meeting shall be held at the principal office of the corporation at a time fixed by the secretary.

**Quorum**

1.09. The presence, at the shareholders' meeting, in person or by proxy, of persons entitled to vote a majority of the shares of the corporation then outstanding shall constitute a quorum for the transaction of business. In determining whether quorum requirements for a meeting have been met, any share that has been enjoined from voting or that cannot be lawfully voted for any reason shall not be counted.

**Voting**

1.10. Except in elections for directors, in which each shareholder shall have the right to cumulate his vote, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. The affirmative vote of the majority of shares represented at a meeting at which a quorum is present shall be the act of the shareholders unless the vote of a greater number or a vote by classes is required by the articles of incorporation, these bylaws, or the laws of the State of Colorado. For directors, each shareholder is entitled to a number of votes equal to the number of Directors to be elected, multiplied by the number of shares which is entitled to vote. Voting for the election of Directors shall be by voice unless any shareholder demands a ballot vote before voting begins.

**Proxies**

1.11. Every person entitled to vote at a shareholders' meeting of the corporation, or entitled to execute written consent authorizing action in lieu of a meeting, may do so either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. No proxy shall be valid after 11 months from the date of its execution unless otherwise provided in the proxy.

**Consent of Absentees**

1.12. No defect in the calling or noticing of a shareholders' meeting will affect the validity of any action at the meeting if a quorum was present, and if each shareholder not present in person or by proxy signs a written waiver of notice, consent to the holding of the meeting, or approval of the minutes, either before or after the meeting, and such waivers, consents, or approvals are filed with the corporate records or made a part of the minutes of the meeting.

**Action Without Meeting**

1.13. Any action required by law to be taken at a meeting of the shareholders, except for the election of directors, and any other action that may be taken at a meeting of shareholders may be taken without a meeting if written consent, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, if the consents of all shareholders entitled to vote were solicited in writing. Directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

**Record Date**

1.14. For the purpose of determining those shareholders entitled to notice of or to vote at any meeting of shareholders, or to receive payment of any dividend, or in order to make a determination of shareholders of any other proper purpose, the board of directors may fix, in advance, a date as the record date for the determination of shareholders for any of the purposes set forth in this paragraph. Such date shall be not more than 50 days, and for a meeting of shareholders, not less than 10 days, or in the case of a meeting where a merger or consolidation will be considered, not less than 20 days, immediately preceding such meeting.

1.15. If a record date is not fixed for the determination of shareholders entitled to notice of or vote at a meeting of shareholders, the record date shall be at the close of business on the business day next preceding the day on which notice is given, or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

1.16. If no record date is fixed, the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting shall be the day on which the first written consent is given, when no prior action by the board of directors is necessary.

1.17. If no record date is fixed, the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto, or the 60 day prior to the date of such other action, whichever is later.

1.18. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment of such meeting, unless the board of directors fixes a new record date for the adjourned meeting.

**Order of Business**

1.19. The order of business at the annual meeting of the shareholders and, insofar as possible, at all other meetings of shareholders, shall be as follows:

1. Call to order.
2. Proof of notice of meeting.
3. Reading and disposing of any unapproved minutes.
4. Reports of officers.
5. Reports of committees.
6. Election of directors.
7. Disposition of unfinished business.
8. Disposition of new business.
9. Adjournment.

## ARTICLE TWO

## BOARD OF DIRECTORS

### General Powers

2.01. The Directors shall act only as a board and an individual Director shall have no power as such. All corporate powers of the Corporation shall be exercised by, or under the authority of, and the business and affairs of the Corporation shall be controlled by the Board of Directors, subject, however, to such limitations as are imposed by law, the

Articles of Incorporation, or these Bylaws, as to actions to be authorized or approved by the shareholders. The Board of Directors may, by contract or otherwise, give general or limited or special power and authority to the officers and employees of the Corporation to transact the general business, or any special business, of the Corporation, and may give powers of attorney to agents of the Corporation to transact any special business requiring such authorization.

### Number and Qualification of Directors

2.02. The number of Directors of this Corporation shall be not less than three and not more than seven, as set by a majority of the then Board of Directors, except that with two or less shareholders, the number of directors may be no less than the number of shareholders. The Directors need not be shareholders of this Corporation. The number of Directors, as provided herein, may be increased or decreased from time to time by amendment to these Bylaws. No decrease shall have the effect of shortening the term of any incumbent Director.

### Election and Term of Office

2.03. The Directors shall be elected annually by the shareholders entitled to vote, and shall hold office until their respective successors are elected and qualified, or until their deaths, resignation, or removal.

### Vacancies

2.04. Vacancies in the Board of Directors may be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director. The shareholders may elect a Director at any time to fill any vacancy not filled by the Directors.

### Removal of Directors

2.05. The entire Board of Directors or any individual Director may be removed from office with or without cause by vote of the holders of a majority of the shares entitled to vote for Directors, at any regular or special meeting of such shareholders, except that if less than all the directors are to be removed from office, no individual director may be removed if the number of votes cast against this removal would be sufficient, if voted cumulatively at an election of the whole board, to elect such director.

2.06. New directors may be elected by the shareholders for the unexpired terms of directors removed from office at the same meetings at which such removals are voted. If the shareholders fail to elect persons to fill the unexpired terms of removed directors, such terms shall be considered vacancies to be filled by the remaining directors as provided above in 2.04.

### Place of Meetings

2.07. All meetings of the Board of Directors shall be held at the principal office of the

Corporation or at such place within or without the State as may be designated from time to time by resolution of the Board or by written consent of all of the members of the Board.

**Regular Meetings**

2.08. Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual meeting of the shareholders of this Corporation, and at such other times as the Directors may determine.

**Special Meetings-Call and Notice**

2.09. Special meetings of the Board of Directors for any purpose shall be called at any time by the President or, if he is absent or unable or refuses to act, by any Vice President or any two (2) Directors. Written notices of the special meetings shall be mailed at least five days prior to the date of the meeting or 48 hours' notice delivered personally or by telephone or telegraph. Neither the business to be transacted at nor the purpose of any such meeting need be specified in the notice. Attendance of a director at a meeting shall constitute a waiver of notice of that meeting except when the director attends for the express purpose of objecting to the transaction of any business in that the meeting is not lawfully called or convened.

**Quorum**

2.10. A majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the articles of incorporation. At any meeting of the board of directors, if less than a quorum is present, a majority of those present may adjourn the meeting until a quorum is present. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were present at the time of adjournment.

**Board Action Without Meeting**

2.11. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as a unanimous vote of Directors, if all members of the Board shall individually or collectively consent in writing to such action.

**Adjournment-Notice**

2.12. A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated day and hour. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and palace is fixed at the meeting adjourned. In the absence of a quorum, a majority of the Directors present at any Directors' meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

### Conduct of Meetings

2.13. The President or, in his absence, any Director selected by the Directors present, shall preside at meetings of the Board of Directors. The Secretary of the Corporation or, in his absence, any person appointed by the presiding officer, shall act as Secretary of the Board of Directors.

### Compensation

2.14. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by resolution of the Board.

### Indemnification of Directors and Officers

2.15. The Corporation shall indemnify all persons who have served or may serve at any time as officers or directors of the corporation, and their heirs, executors, administrators, successors, and assigns, from and against any and all loss and expense, including amounts paid in settlement before or after suit is commenced, and reasonable attorneys' fees, actually and necessarily sustained as a result of any claim, demand, action, proceeding, or judgment that may be asserted against any such persons, or in which any such persons are made parties by reason of their being or having been officers or directors of the corporation. However, this right of indemnification shall not exist in relation to matters where it is adjudged in any action, suit, or proceeding that any such persons are liable for negligence or misconduct in the performance of duty and in any case, the right to indemnification shall be subject to the approval of a majority of disinterested directors.

### Committees

2.16. The board of directors of the corporation may, by resolution adopted by a majority of the whole board, designate as the case may be directors and officers to constitute an executive committee. The executive committee, to the extent provided in the resolution, shall have and may exercise all of the authority of the board of directors in the management of the corporation, except that the committee shall have no authority in reference to amending the articles of incorporation, adopting a plan of merger or consolidation, suggesting to shareholders the sale, lease, exchange, mortgage, or other disposition of all or substantially all of the property and assets of the corporation other than in the usual course of business, recommending to the shareholders a voluntary dissolution or a revocation thereof, amending, altering, or repealing any provision of these bylaws, electing or removing directors or officers of the corporation, or members of the executive committee, fixing the compensation of any member of the executive committee, declaring dividends, or amending, altering, or repealing any resolution of the board of directors which, by its terms, provides that it shall not be amended, altered, or repealed by the executive committee.

2.17. The board of directors shall have power at any time to fill vacancies in, to change the size or membership of, and to discharge any such committee.

2.18. Any such executive committee shall keep a written record of its proceedings and shall submit such record to the whole board at each regular meeting, and at such other times as may be requested by the board. However, failure to submit such record, or failure of the board to approve any action indicated therein shall not invalidate such action to the extent it has been carried out by the corporation prior to the time the record thereof was or should have been submitted to the board as provided herein.

## ARTICLE THREE

## OFFICERS

### Title and Appointment

3.01. The officers of the Corporation shall be a President, one Vice President, a Secretary, a Treasurer, and such assistants and other officers as the Board of Directors shall from time to time determine. Any two offices, except President and Secretary, may be held by one person. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.

### Election and Term of Office

3.02. The principal officers of the corporation shall be elected by the board of directors at it organization meeting immediately following the annual meeting of shareholders or as soon thereafter as is reasonable possible. Subordinate officers may be elected as the board may see fit. Each officer shall hold office until his successor is elected and qualified, or until his resignation, death, or removal.

### Removal

3.03. Any officer may be removed from office at any time, with or without cause, on the affirmative vote of a majority of the board of directors. Removal shall be without prejudice to any contract rights of the officer removed.

### Vacancies

3.04. Vacancies in offices, however caused, may be filled by election by the board of directors at any time for the unexpired terms of such offices.

### President - Powers and Duties

3.05. Subject to any supervisory duties that may be given the board of directors to any chairman of the board, the president shall be the principal executive office of the corporation. Subject to the control of the board of directors, the president shall supervise and direct generally all the business and affairs of the corporation.

3.06. The president shall preside at all meetings of the shareholders at which he is present. In the absence of the chairman of the board, or if there is no such chairman, the president shall preside at all meetings of the board of directors at which he is present. The president may sign, with the secretary or any other officer of the corporation so authorized by the board of directors, certificates for shares of the corporation, and any deeds, mortgages, bonds, contracts, or other instruments that the board of directors has authorized for execution, except when the signing and execution thereof has been expressly delegated by the board of directors of these bylaws to some other officer or agent of the corporation or its required by law to be otherwise signed or executed.

3.07. The president shall also make reports to the board of directors and the shareholders and generally perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors.

**Vice-President - Powers and Duties**

3.08. In the absence of the president of the corporation or in the event of his death or inability or refusal to act, the vice-president shall perform the duties of the president and, when so acting, shall act with all of the powers of and be subject to all the restrictions on the president.

3.09. In the event more than one vice-president is elected, the vice-presidents shall serve in the capacity of the president in the order designated at the time of their election, or, in the absence of any such designation, in the order of their election. Any vice-president may sign share certificates with the secretary or assistant secretary. The vice-president or vice-presidents shall also perform such other duties as may be assigned by the president or the board of directors.

**Treasurer - Powers and Duties**

3.10. The treasurer of the corporation shall have the following powers and duties:

1. To be custodian and take charge of and be responsible for all funds and securities of the corporation;

2. To receive and give receipts for money due and paid to the corporation from any source whatsoever;

3. To deposit all such moneys paid to the corporation in the name of the corporation in such banks, trust companies, or other depositories as shall be selected in accordance with these bylaws;

4. To perform all of the duties incidental to the office of treasurer and such other duties as may be assigned by the president or the board of directors;

5. To give a bond for faithful discharge of his duties when required to do so by the board of directors.

**Secretary - Powers and Duties**

3.13. The secretary of the corporation shall have the following powers and duties:

1. To keep the minutes for the meetings of the shareholders and the board of directors, in one or more books provided for that purpose;

2. To see that all notices are duly given, in accordance with these bylaws or as required by law;

3. To be custodian of the corporate records and the seal of the corporation;

4. To see that the seal of the corporation is affixed to all documents duly authorized for execution under seal on behalf of the corporation;

5. To keep a register of the post office address of each shareholder whose address shall be furnished to the secretary by the shareholder;

6. To sign with the president, or a vice-president, certificates for corporate shares the issuance of which have been authorized by resolution of the board of directors;

7. To have general charge of the stock transfer books of the corporation; and

8. To perform all duties incidental to the office of secretary and such other duties as may be assigned by the president or the board of directors.

**Subordinate Officers**

3.14. Other subordinate officers, including without limitation an assistant treasurer and an assistant secretary or secretaries, may be appointed by the board of directors, and shall exercise such powers and perform such duties as may be delegated to them by the resolutions appointing them, or by subsequent resolutions adopted by the board of directors.

**Absence or Disability of Officers**

3.15. In the case of the absence or disability of any officer of the corporation and of any person hereby authorized to act in his place during his absence or disability, the board of directors may by resolution delegate the powers and duties of such officer, or to any director, or to any other person whom it may select.

### Salaries

3.16. The salaries of all officers of the corporation shall be fixed by the board of directors. No officer shall be disqualified from receiving a salary due to his being a director of the corporation and receiving compensation as a director.

## ARTICLE FOUR

## EXECUTION OF INSTRUMENTS

4.01. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute any Corporate instrument or document, or to sign the Corporate name without limitation, except where otherwise provided by law, and such execution or signature shall be binding upon the Corporation.

## ARTICLE FIVE

## ISSUANCE AND TRANSFER OF SHARES

### Certificates for Paid Shares

5.01. Certificates for shares of the Corporation shall be issued only when fully paid.

### Share Certificates

5.02. The Corporation shall deliver certificates representing all shares to which shareholders are entitled, which certificates shall be in such form and device as the Board of Directors may provide. Each certificate shall bear upon its face the statement that the Corporation is organized in Colorado, the name in which it is issued, the number and class of shares, and whether with or without par value. The certificates shall be signed by the chairman or a vice-chairman of the board of directors, if any, or the President or a Vice President, and by the Treasurer or an assistant Treasurer, or the Secretary or an Assistant Secretary, which signatures may be in facsimile, and the seal of the Corporation shall be affixed thereto. The certificates shall contain on the faces or backs such recitations or references as are required by law.

### Replacement of Certificates

5.03. No new certificates shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except in the case of lost or destroyed certificates for which the Board of Directors may order new certificates to be issued on such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

**Transfer of Shares**

5.04. Transfer of shares of the corporation shall be made in the manner set forth in the Colorado Uniform Commercial Code. The corporation shall maintain stock transfer books, and any transfer shall be registered thereon only on request and surrender of the stock certificates representing the transferred shares, duly endorsed. The transferee in any transfer of shares shall be deemed to have full notice of, and to consent to, the Bylaws of the Corporation to the same extent as if he had signed a written assent thereto.

5.05. Additionally, the board of directors may appoint one or more transfer agents or transfer clerks as the case may be and one or more registrars as custodians of the transfer books as the case may be, and may require all transfers to be made with and all share certificates to bear the signatures of any of them.

5.06. The corporation shall have the absolute right to recognize as the owner of any share of stock issued by it, for all proper corporate purposes, including the voting of such shares and the issuance and payment of dividends on such shares, the person or persons in whose name the certificate representing such shares stands on its books. However, if a transfer of shares is made exclusively for the purpose of furnishing collateral security, and if such fact is made known to the secretary of the corporation, or to the corporation's transfer agent or transfer clerk, the record entry of such transfer shall state the limited nature thereof.

## ARTICLE SIX

## RECORD AND REPORTS

**Reports To Stockholders**

6.01. The board of directors shall send an annual report to the shareholders of the corporation, not late than 120 days after the close of the fiscal year of the corporation. The annual report shall include a balance sheet as of the close of the fiscal year of the corporation and an income statement and statement of changes in financial position for such fiscal year.

6.02. The financial statements shall be prepared from and in accordance with the books of the corporation, in conformity with generally accepted accounting principles applied on a consistent basis, and shall be certified by an independent certified public accountant.

**Inspection of Books and Records**

6.03. The corporation shall keep correct and complete books and records of account ant shall also keep minutes of all meetings of shareholders and directors. Additionally, a record shall be kept at the principal office of the corporation, giving the names and addresses of all shareholders, and the number and class or classes of shares held by each. Any person who is the holder of a voting trust certificate or who is the holder of record of at least five per cent of the outstanding voting shares of the corporation shall have the right to examine and copy, in person or by agent or attorney, at any reasonable time or times, for any proper purpose, the books and records of the account of the corporation, the minutes, and the record of shareholders.

6.04 On the written request of any shareholder, the corporation shall mail to such shareholder within 14 days after receipt of such request, a balance sheet as of the close of its latest fiscal year and a profit and loss statement for such fiscal year. I such request is received by the corporation before such financial statements are available for its latest fiscal year, the corporation shall mail such financial statements within 14 days after they become available, but in any event within 120 days after the close of its latest fiscal year.

### Closing Stock Transfer Books

6.05. The Board of Directors may close the transfer books in their discretion for a period not exceeding fifty (50) days preceding any meeting, annual or special, of the shareholders, or the day appointed for the payment of a dividend.

## ARTICLE SEVEN

## MISCELLANEOUS

### Fiscal Year

7.01. The end of the fiscal year of the corporation shall be September 30.

### Loans

7.02. No loans shall be made by the corporation to its officers or directors, and no loans shall be made by the corporation secured by its shares. No loans shall be made or contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by resolution of the board of directors. Such authority may be general or confined to specific instances.

### Checks, Drafts, or Orders

7.03. All checks, drafts, or other orders for the payment of money by or to the corporation and all notes and other evidence of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation, and in such manner as shall be determined by resolution of the board of directors.

### Bank Deposits

7.04. All funds of the corporation not otherwise employed shall be deposited to the credit of the corporation in such banks, trust companies, or other depositories as the board of directors may select.

**Voting Securities Held By the Corporation**

7.05. Unless otherwise ordered by the board of directors, the president or any vice-president, or the secretary or an assistant secretary as the case may be of the corporation shall have the authority to vote, represent, and exercise on behalf of the corporation all rights incidental to any and all shares of any other corporation standing in the name of the corporation, as designated by the board of directors. Such authority may be exercised by the designated officers in person or by proxy.

**Corporate Seal**

7.06. The board of directors shall adopt an official seal for the corporation, which shall be in circle form, and be inscribed with the name of the corporation, the state of incorporation, and the words "Corporate Seal".

**Distribution Disclosure**

7.07. The board of directors shall send an annual disclosure about dividends to the shareholders of the corporation, not later than 120 days after the close of the fiscal year of the corporation.

**Investment Advisory Contract**

7.08. The board of directors shall evaluate the performance of the investment advisor to the corporation before entering into or renewing an advisory contract. The criteria used in such evaluation shall be reflected in the minutes of such meeting.

7.09. The board of directors may enter into an investment advisory contract with an advisor for a term of no more than one year. Each contract shall provide that it is terminable by a majority of the board of directors who are not affiliated with, officers, directors or employees of the advisor or any affiliated business entity of such advisor, and by the advisor. Termination may be made by either party without cause, with 60 days written notice of such termination.

7.10. The board of directors shall determine that any successor advisor possesses sufficient qualifications to perform the advisory function for the corporation, and to justify the
compensation provided for in its contract with the corporation.

**Transactions With Affiliates.**

7.11. The corporation shall not engage in transactions with an director, officer, or any person affiliated with such person, except to the extent that each such transaction has, after disclosure of such affiliation, been approved or ratified by the affirmative vote of a majority of the board of directors not affiliated with the person who is party to the transaction and:

1. The transaction is fair and reasonable to the corporation and its shareholders.

2. The terms of such transaction are at least as favorable as the terms of any comparable transactions made on arms length basis and known to the board of directors.

3. The total consideration is not in excess of the appraised value of the property being acquired, if an acquisition is involved.

4. Payments to the advisor, its affiliates and the directors for services rendered in a capacity other than that as advisor or directors may only be made upon a determination that the compensation is not in excess of their compensation paid for any comparable services and the compensation is not greater than the charges for comparable services available from others who are competent and not affiliated with any of the parties involved.

## Amendment of Bylaws

7.12. These bylaws may be amended at any time by majority vote of the board of directors , except that any of the following amendments shall require the approval of the outstanding shares:

1. Any amendment reducing the percentage of outstanding shares required to constitute a quorum for the transaction of business or required to authorized any shareholder action.

2. Any amendment reducing the number of directors required to constitute a quorum for the transaction of business or required to authorize any action on the part of the board of director.

3. Any amendment increasing or decreasing the number of directors.

4. Any amendments changing the requirements of the board in evaluating and contracting with an advisor.

5. Any amendments changing the conditions or requirements for entering into transactions with affiliates.

## Stop Transfer Orders

7.13. The Board of Directors and officers of the Corporation are required to refused to register any transfer of the securities of the Corporation which is not in accordance with any provision of the Securities Act of 1933, as amended, or any of its regulations promulgated thereunder, as amended. The officers are to include transfer restrictions on all share, warrant or other security certificates when the transfer of any security is to be restricted or limited. The officers are also to notify the transfer agent of any certificates which are restricted, give the nature of the restriction and the conditions upon which the securities may be transferred. The Board of Directors may also direct "Stop Transfer" notices to the Transfer Agent for the Corporation.

**Signatures and Attestation**

Adopted by the sole incorporator of the corporation on July 22, 2002.

______________________________

Ronald S. Tucker

# CERTIFICATE OF SECRETARY

I, The undersigned, do hereby certify:

That I am the duly elected, qualified, and acting secretary of A T Realty, Inc., a Colorado corporation, and that the foregoing bylaws, consisting of 16 pages, constitute the original bylaws of said corporation duly adopted at the first meeting of the incorporator duly held on the22 day of July, 2002.

In witness whereof, I have subscribed my name and affixed the seal of said corporation this 22nd day of July, 2002.

______________________________

Leticia I. Tucker, Secretary

No. Of Warrants 3,000,000 Certificate No:

VOID AFTER Exhibit 6(a)(d)

**WARRANT CERTIFICATE FOR PURCHASE OF COMMON STOCK**

**A T REALTY, INC.**

This certifies that FOR VALUE RECEIVED ______ or registered assigns (the "Registered Holder") is the owner of ________(______) warrants ("Warrants"). Each Warrant entitles the Registered Holder to purchase one fully paid and non assessable share of Common Stock, no par value ("Common Stock"), of A T REALTY, Inc., a Colorado corporation (the "Company"), at any time commencing ______________, ________ and prior to 5:00 P.M. (California time) on December 31, 2006 (the "Expiration Date"). The Registered Holder, upon the presentation and surrender of this Certificate with the duly executed Subscription Form at the Company's corporate office accompanied with the payment of $0.45 per Warrant (the "Purchase Price") in cash, check or certified check made payable to "A T Realty - Warrants". The Company may, at its election, extend the Expiration Date and reduce the Purchase Price.

This Certificate and each Warrant represented hereby are issued pursuant to and are subject to the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement"), dated ____________. The Purchase Price or the number of shares of Common Stock subject to purchase upon the exercise of the Warrant are subject to modification or adjustment. The right to subscribe and to receive unrestricted shares is limited.

Each Warrant is exercisable at the option of the Registered Holder. No fractional shares of Common Stock will be issued. If less than all the Warrants represented hereby are subscribed, the Company shall cancel this Certificate and shall execute and deliver a new Certificate or Certificates of like tenor for the balance of the Warrants.

This Certificate is exchangeable, upon the surrender hereof by the Registered Holder at the Company's corporate office for a new Certificate or Certificates of like tenor representing an equal aggregate number of Warrants, each new Certificates to represent the number of Warrants designated by the Registered Holder at the time of such surrender. Upon due presentment with any tax or other governmental charge imposed in connection therewith, for registration and transfer of this Certificate, a new Certificate or Certificates representing an equal aggregate number of Warrants will be issued to the transferee, subject to the limitations provided in the Warrant Agreement.

The Registered Holder, as to the rights within this certificate, is not be entitled to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Warrant Agreement. Prior to presentment for registration of transfer, the Company may deem and treat the Registered Holder as the absolute owner hereof and of each Warrant represented hereby.

This Certificate shall be governed by and construed according to the laws of the State of Colorado.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

A T Realty, Inc.

Dated:

______________________ ______________________

Secretary President

**SUBSCRIPTION FORM**

(To Be Executed by the Registered Holder in Order to Exercise Warrants)

The undersigned Registered Holder hereby irrevocably elects to exercise __________ Warrants represented by this Warrant Certificate, and to purchase the securities issuable upon the exercise of such Warrants, and requests that certificates for such securities shall be issued in the name of

_______________________________________ _______________________________

[please print or type name and address] [Taxpayer identification number]

and be delivered to ______________________________________________________________________

[please print or type name and address]

______________________________________________________________________________________

and if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the Registered Holder at

______________________________________________________________________________________.

The undersigned represents that the exercise of the within Warrant was solicited by a member of the National Association of Securities Dealers, Inc. If not solicited by an NASD member, please write "unsolicited" in the space below.

Dated: ________________________ ______________________________

(Name of NASD Member)

By: ______________________________ ______________________________

[please print or type address]

______________________________ ______________________________

Signature Guaranteed

__________________________

Taxpayer Identification Number

**ASSIGNMENT**

(To Be Executed by the Registered Holder in Order to Assign Warrants)

FOR VALUE RECEIVED,_________________________________________ hereby sells, assigns and

transfers unto __________________________________________ __________________________

[please print or type name and address] [Taxpayer identification number]

______________________________________________________________________________________

__________ Warrants of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitutes and appoints

______________________________ Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated:____________________ Signature Guaranteed

______________________________ ______________________

THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF THE AMERICAN STOCK EXCHANGE, NEW YORK STOCK EXCHANGE, PACIFIC STOCK EXCHANGE OR MIDWEST STOCK EXCHANGE.

Exhibit 6(a)

# A T REALTY, INC.

## KEY EMPLOYEES' INCENTIVE STOCK OPTION PLANS

1. Purpose and Designation. The purpose of the A T Realty, Inc. Key Employees' Incentive Stock Option Plans (the "A T Realty, Inc. Stock Option Plans") is to promote the interests of the Company and its shareholders by providing a method whereby officers and other key employees of the Company, and any subsidiary or parent, may be encouraged to invest in the Company's common stock on reasonable terms by means of incentive stock options and thereby increase their proprietary interest in the Company's business, encourage them to remain in the employ of the Company, and increase their personal interest in its continued success and progress. These Options are a form of compensation to executives and other key employees of the Company. They are to be granted without cost to the employees, both as a reward for past services and as an incentive for future performance on behalf of the Company. The grant of Options by the Company constitutes an agreement under which the Grantee/Optionee of the Option has the right but not an obligation to exercise the Grantee's right to purchase Company shares of Common Stock at a predetermined fixed price on or before a fixed date. Once granted, the Directors may reduce the price and extend the exercise date depending upon changed business, economic, financial and employee performance criteria.

Designation. The Company has adopted both: (i) a *Qualified* Stock Option Plan pursuant to the Internal Revenue Code, Sections 421-424; and, (ii) a *Non-Qualified* Stock Option Plan (as that term is defined in the Code). The Company has authorized the granting of One Million Two Hundred Thousand (1,200,000) Qualified Options and Non-Qualified Options. The principal difference between the Qualified Options and the Non-Qualified Options is the Federal taxation to the Grantee/Optionee. In summary, the *Qualified* Options are not taxed until they are exercised and the stock is acquired by the Grantee paying the Company the Option exercise price; whereas the *Non-Qualified* Options are subject to federal taxation at the date of grant (but only if at the date of the granting they have a readily ascertainable fair market value at that time); as that term is defined in the Code. Although the tax status of these Options will be determined by the Company's tax counsel or independent accountants, the relevant provision of the Code concludes that the statutory conditions for Federal taxation of *Non-Qualified* Options Dare seldom satisfied, and the Company has structured these *Non-Qualified* Options so they should *not* be taxed upon date of grant, and the Optionee *Stock Option Agreement* referred to in Paragraph 6 will so designate.

2. Participation. Officers and other key employees of the Company or any subsidiary or parent shall be eligible for selection to participate in the A T Realty, Inc. Stock Option Plans; provided, however, that members of the Committee, if any, administering the Plans shall not be eligible to receive Options under the Plan while members of the Committee. Directors who are not officers employees of the Company or any subsidiary or parent are not eligible to participate in the A T Realty, Inc. Qualified Stock Option Plans. Except as provided in Paragraph 7, no Option shall be granted to a Disqualified Employee.

3. Administration of the A T Realty, Inc. Stock Option Plans.

(a) The Plans shall be administered by the Board. Subject to the provisions contained herein, the Board shall have the authority to: (i) construe and interpret the Plans; (ii) define the terms used herein; (iii) prescribe, amend and rescind rules and regulations relating to the administration of the Plans; (iv) determine the duration and purpose of leaves of absence which may be granted to Optionee without constitution of a termination of their employment for the purposes of the Plans; and (v) make all other determinations necessary or advisable for the administration of the Plans. The determination of the Board in the matters referred to in this paragraph shall be by majority vote and shall be conclusive.

(b) The Board shall have power, subject to the limitations contained herein, to fix any terms and conditions for the grant or exercise of any Option under the Plans.

(c) The Board shall select Optionees from the eligible class of participants and determine the terms and provisions of the respective Stock Options, the times at which such Options shall be exercised, the number of shares subject to such Option and the price per share upon exercise. An individual who has been granted an Option may be granted an additional Option or Options if he is otherwise eligible and if the Board so determines.

(d) The Board may at any time and from time to time amend, suspend or terminate the A T Realty, Inc. Stock Option Plans and may amend the form of Stock Option Agreement, in such respects as it shall deem advisable; provided that such modification *shall not change:* (i) the maximum number of shares for which Options have been granted; (ii) the exercise price(s) of any grant; (iii) the period during which granted Options may be exercised; (iv) the provisions relating to the class of persons eligible to receive Options granted under the applicable A T Realty, Inc. Stock Option Plans; (v) the provisions relating to adjustments to be made and changes in capitalization of the Company; or (vi) Optionee's rights under an Option previously granted to him *without Optionee's written consent.*

(e) If the provisions of the Code or Regulations relating to incentive stock options are changed during the term of the A T Realty, Inc. Stock Option Plans, the Board shall have the power to alter the Plans to conform to such changes. The Board shall have such authority without the necessity of obtaining further stockholder approval unless such changes in the Code Regulations require such approval.

(f) The Board may, but is not required, from time to time to appoint a Committee, consisting of not less than two directors, none of whom shall be eligible to participate in the Plans while members of the Committee. The Board may delegate to the Committee full power and authority to take any action required or permitted to be taken by the Board under the Plans if needed.

4. Shares Subject To Plans. Subject to the provisions of Paragraph 1 and Paragraph 11, the total number of shares of stock which may be optioned under the A T Realty, Inc. Stock Option Plans is: Five Hundred Thousand (500,000) shares of the Company's Class A Common Stock which shall be authorized and un-issued stock or treasury stock. If an Option ceases to be exercisable, in whole or in part, the shares representing such Option shall continue to be available under the Plans.

5. Option Price. The purchase price of the stock under each Option shall be determined solely by the Board in evaluating the fair value of an Option at the date of grant in consideration of all the factors the Board decides to be relevant.

6. Stock Option Agreement. Each Option shall be evidenced by a Stock Option Certificate which shall be signed by the President and Chief Executive Officer of the Company and the Optionee and which shall be subject to the following, but not by way of limitation:

(a) That the Option shall not be exercisable after the expiration of not more than five (5) years from the date the Option is granted.

(b) That the Option is non-transferable by the Optionee other than by will or the laws of descent and distribution and otherwise shall be exercisable during the lifetime of the Optionee only by the Optionee.

(b) That the Option may not be exercised until at least twelve months from the date of the grant.

(d) That the Option may be exercised in full or in fractions solely at the election of the Optionee. If exercised in part, the Option Agreement will be so amended or a new agreement executed.

(e) That the Option shall not be exercisable while there is any other incentive stock option which was granted to the Optionee prior to the granting of an Option under the Plans (options must be exercised in the chronological order of the dates they were granted). For purposes of this Paragraph 5(e), an incentive stock option shall be deemed to be outstanding until it is exercised in full or expires by its terms.

(f) That the Option may not have a designated market value; and none may be quoted by the Company nor the Optionee.

(g) That the Optionee may exercise an Option, in full or in part, upon payment in cash; or in Company stock, valued by the Board, as set forth in Paragraph 9(e).

7. Options Granted to Disqualified Employee. Notwithstanding Paragraph 2, Options may be granted to Disqualified Employees under the Plans if, at the time an Option is granted to a Disqualified Employee, the purchase price of the stock under such Option is at least one hundred ten percent (110%) of the fair market value of the stock subject to the Option and such Option is not exercisable after the expiration of five (5) years from the date such Option is granted.

8. Annual Limitation on Options. The aggregate fair market value of stock for which any Option may be granted in any calendar year under the Qualified Plan shall not exceed $100,000.00 plus any "unused limit carryover" within the meaning of Section 422A(c) of the Code.

9. Exercise of Option.

(a) Except as provided in Paragraph 9(b) and Paragraph 9(c) hereinafter, an Optionee may exercise an Option only if, at the time such Option is exercised such Optionee is an employee of, and has continuously since the grant of the Option been an employee of, the Company or any subsidiary or parent, for a period of at least twelve (12) continuous calendar months from the date of the grant.

(b) If an Optionee shall cease to be employed by the Company or any subsidiary or parent because of voluntary termination or termination other than for cause, the Option shall

(c)

expire concurrently with the termination of his employment unless the Stock Option Agreement provides that the Optionee may, within the one (1) month period immediately following such termination of employment, and in no event later than the expiration date specified in the Stock Option Agreement, exercise such Option to the extent he was entitled to exercise it at the date of such termination. If the termination is for cause, solely as determined by the Board of Directors any Option granted shall be declared null and void as of the date of its grant.

(d) If the termination is on account of the Optionee's disability, the Optionee shall have twelve (12) months to exercise the Option from the date of the declaration of full disability by a medical doctor.

(e) If an Optionee dies while he is an employee of the Company or any subsidiary or parent company, the Optionee may, to the extent that the Optionee was entitled to exercise such Option on the date of his death, be exercised by the person or persons to whom his rights under the Option shall pass by the Optionee's will or by the applicable laws of descent and distribution; provided, however, that no such Option may be exercised after the expiration date specified in the Stock Option Agreement.

(f) In order to exercise an Option, the Optionee shall give written notice to the Company in form satisfactory to the Legal Counsel to the Board, which notice shall specify the number of shares with respect to which the Optionee elects to exercise such Option, together with full payment of the Option Price for the Options to be exercised. Payment shall be made either (i) in cash or certified funds; (ii) in shares of stock of the Company already owned by the Optionee and having a fair market value equal to the applicable Option Price, as determined by the Board; or (iii) in a combination of (i) and (ii).

10. Alternative Settlement Right. The Board or the Committee, if appointed, shall have the right to grant alternative settlement rights in any Stock Option Agreement.

11. Adjustments Upon Changes in Capitalization. In the event that the outstanding shares of common stock of the Company are hereafter increased or decreased, an appropriate proportionate adjustment shall be made in the number and kind of shares to which an Option applies and the exercise price per share thereof, to the end that the Optionee's proportionate interest shall be maintained as before the occurrence of such event. Any such adjustment in shares subject to Options shall be made without change to the total Option Price applicable to the unexercised portion of such Options and with a corresponding adjustment in the Option Price per share.

12. Employee Rights Under the Plans. No officer or other employee of the Company shall have a right to be granted Options under the A T Realty, Inc. Stock Option Plans nor, having been granted Options, be selected to receive additional Options. Nothing contained in the Plans, nor any Stock Option Agreement, shall confer upon any Optionee any right to continued employment by the Company or any subsidiary or parent nor limit in any way the right of the Company subsidiary or parent to terminate an Optionee's employment at any time.

13. Termination. The A T Realty, Inc. Stock Option Plans shall terminate ten (10) years after their approval by the stockholders of the Company or adoption by the Board, whichever is earlier. Any Option outstanding under either the Qualified or Non-Qualified Plan at the time of its termination shall remain in effect until the Option has been exercised or expires.

14. Effective Date. The A T Realty, Inc. Stock Option Plan became effective August 1, 2004 upon its adoption by the favorable vote of the holders of a majority of the common stock of the Company present, in person or by proxy, and entitled to vote at said meeting of such stockholders; and the Non-Qualified Plan became effective upon unanimous resolution of the Board on August 1, 2004.

15.
Definitions. As used herein, the following terms shall have the following respective meanings:

"Board" shall mean the Board of Directors of the Company.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Committee" shall mean the Stock Option Plan Committee appointed by the Board in accordance with Paragraph 3(f) hereof.

"Company" shall mean A T Realty, Inc., Inc., a California corporation.

"Disabled" shall mean disabled within the meaning of Section 105(d) (4) of the Code.

"Disqualified Employee" shall mean an employee of the Company who owns, or is deemed to own under Sections 421(d) of the Code, at the time an option is granted more than ten (10) percent of the total combined voting power of all classes of stock of the Company or any subsidiary or parent of the Company.

"Fair market value" of stock shall mean the average of the bid and ask price over the immediately preceding thirty day period prior to determination of the fair market value quoted on any over-the-counter stock exchange or other national exchange, where the stock is not so traded, the fair market value shall be as determined by the Board in good faith.

"Option" shall mean an option to purchase common stock in the Company under the A T Realty, Inc. Stock Option Plans.

"Optionee" shall mean an officer or other employee of the Company who is granted an Option pursuant to the terms of the A T Realty, Inc. Stock Option Plans.

"Parent" shall mean the parent corporation of the Company as defined in Section 421(e) of the Code.

"Stock Option Agreement" shall mean an agreement between the Company and an Optionee evidencing the Optionee's right to acquire stock under the Plans, which shall contain such terms and conditions consistent with the terms of the Plans as may be approved by the Board or the Committee.

"Subsidiary" shall mean any subsidiary corporation of the Company as defined in Section 421(f) of the Code.

ADOPTED BY ACTION OF THE BOARD
OF DIRECTORS AND SHAREHOLDERS

**A T REALTY, INC.**

By: ______________________________
Ronald S. Tucker
CFO

Attest: By: ______________________
Malcolm D. Crawford
General Counsel

Dated: August 1, 2004.

This page should be ~~to~~ Removed

I believe it was the old N-3 that had item 9 above on the top.

But, my last Monday bulletin asked you to put it here (as you did) at the bottom of p. N-2